UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

October 26, 2021
Date of Report (date of earliest event reported)

Phillips 66 Partners LP
(Exact name of registrant as specified in its charter)

Delaware	001-36011	38-3899432
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2331 CityWest Boulevard
Houston, Texas 77042
(Address of Principal Executive Offices and Zip Code)

(855) 283-9237
Registrant's telephone number, including area code

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Units, Representing Limited Partner Interests	PSXP	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On October 26, 2021, Phillips 66 Partners LP, a Delaware limited partnership (the “Partnership” or “we”), Phillips 66 Partners GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), Phillips 66, a Delaware corporation (the “Company”), Phillips 66 Company, a Delaware corporation and wholly owned subsidiary of the Company (“P66 Company”), Phillips 66 Project Development Inc., a Delaware corporation and wholly owned subsidiary of P66 Company (“P66 PDI”), and Phoenix Merger Sub LLC, a Delaware limited liability company and jointly owned subsidiary of P66 Company and P66 PDI (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Partnership, with the Partnership surviving as an indirect, wholly owned subsidiary of the Company (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each outstanding common unit representing a limited partner interest in the Partnership (each, a “Common Unit”) other than Common Units owned by the Company and its subsidiaries, including P66 Company and P66 PDI (each, a “Public Common Unit”), will be converted into the right to receive 0.50 (the “Exchange Ratio”) shares of common stock, par value $0.01 per share, of the Company (the “Common Stock” and the shares of Common Stock to be issued in the Merger, the “Merger Consideration”), and (ii) (a) each Partnership LTIP Award (as defined in the Merger Agreement), other than Director LTIP Awards (as defined in the Merger Agreement), whether vested or not, that is outstanding immediately prior to the Effective Time, will cease to relate to or represent any right to receive Common Units and will be converted, at the Effective Time, into an equivalent award of Parent RSUs (as defined in the Merger Agreement), adjusted by the Exchange Ratio, on the same terms and conditions as were applicable to the corresponding Partnership LTIP Award, including any applicable payment timing provisions and dividend equivalent rights, as applicable, except as otherwise adjusted by the Merger Agreement and (b) each Director LTIP Award (as defined in the Merger Agreement) shall become fully vested and shall be automatically converted into the right to receive, with respect to each Common Unit subject thereto, the Merger Consideration (or, to the extent set forth under the terms of the applicable Director LTIP Award, cash in an amount equal to the value of the Merger Consideration determined based on the closing price of a share of Common Stock as of the closing date) (plus any accrued but unpaid amounts in relation to distribution equivalent rights). In connection with the Merger, (i) the General Partner’s non-economic general partner interest in the Partnership and (ii) the Common Units owned by the Company and its subsidiaries, including P66 Company and P66 PDI, shall not be cancelled, shall not be converted into the Merger Consideration and shall remain outstanding following the Merger as a non-economic general partner interest in the Partnership and as Common Units, respectively.

The Conflicts Committee (the “Conflicts Committee”) of the board of directors of the General Partner (the “GP Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the Partnership and the holders of Public Common Units, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) recommended that the GP Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and resolve to direct that the Merger Agreement be submitted to a vote of the limited partners of the Partnership (the “Limited Partners”) for approval. The

GP Board (acting upon the recommendation of the Conflicts Committee) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the Partnership and the Limited Partners, (ii) authorized and approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) directed that the Merger Agreement be submitted to a vote of the Limited Partners and (iv) authorized the Limited Partners to act by written consent pursuant to the terms of the Third A&R Partnership Agreement (as defined below).

Immediately following the execution of the Merger Agreement and the LPA Amendment (as defined below), P66 PDI, which as of the Record Date (as defined below) held 169,760,137 Common Units (the “Covered Units”), representing approximately 70.21% of the outstanding Common Units and Series A preferred units representing limited partner interests in the Partnership (“Series A Preferred Units”), voting together as a single class on an as-converted basis, delivered its written consents with respect to all of the Covered Units approving the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Merger Written Consent”), and the LPA Amendment (as defined below) (the “LPA Written Consent” and together with the Merger Written Consent, the “Written Consents”).

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business during the interim period between the execution of the Merger Agreement and the Effective Time and (ii) the obligation to use reasonable best efforts to cause the Merger to be consummated.

Completion of the Merger is subject to certain customary conditions, including, among others: (i) approval of the Merger Agreement by holders of a majority of the outstanding Common Units and Series A Preferred Units, voting together as a single class on an as-converted basis, which was received on October 26, 2021 in the Merger Written Consent; (ii) there being no law or injunction prohibiting consummation of the transactions contemplated under the Merger Agreement; (iii) the effectiveness of a registration statement on Form S-4 relating to the shares of Common Stock to be issued as Merger Consideration; (iv) approval for listing on the New York Stock Exchange of the shares of Common Stock to be issued as Merger Consideration; (v) subject to specified materiality standards, the accuracy of certain representations and warranties of each party; and (vi) compliance by each party in all material respects with its covenants.

The Merger Agreement provides for certain termination rights for both the Company and the Partnership, including in the event that (i) the parties agree by mutual written consent to terminate the Merger Agreement, (ii) the Merger is not consummated by April 26, 2022 or (iii) a law or injunction prohibiting the consummation of the transactions contemplated by the Merger Agreement is in effect and has become final and non-appealable. The Merger Agreement provides that upon termination of the Merger Agreement under certain circumstances, (i) the Partnership will be obligated to reimburse the Company for its expenses and (ii) the Company will be obligated to reimburse the Partnership for its expenses, in each case, in an amount not to exceed $4.5 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated into this Item 1.01 by reference.

The foregoing summary of the Merger Agreement has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about the Company, the Partnership or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of specified dates, were solely for the benefit of the respective parties to such agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to such agreement instead of establishing these matters as facts, and may be subject to standards of materiality that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, the Partnership or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or the Partnership’s public disclosures.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Amendment No. 1 to the Third Amended and Restated Agreement of Limited Partnership

On October 26, 2021, in connection with the Merger, the General Partner executed and delivered Amendment No. 1 to the Third Amended and Restated Agreement of Limited Partnership of the Partnership (as amended, the “Third A&R Partnership Agreement” and the amendment related thereto, the “LPA Amendment”), which was adopted and became effective on such date. Among other things, the LPA Amendment provides for the automatic conversion of all outstanding Series A Preferred Units into Common Units upon the occurrence of a Partnership Rollup Event (as defined in the Third A&R Partnership Agreement) that does not constitute a Series A Cash Change of Control (as defined in the Third A&R Partnership Agreement).

The foregoing summary of the LPA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 3.1 to this Current Report on Form 8-K and incorporated into this Item 5.03 by reference.

Item 5.07 Submission of Matters to a Vote of Securityholders.

In connection with the completion of the Merger, the GP Board authorized the Limited Partners to act by written consent pursuant to the terms of the Third A&R Partnership Agreement in order to provide their approval for the Merger Agreement and the transactions contemplated thereby, including the Merger , and the LPA Amendment. The GP Board set October 26, 2021 as the record date (the “Record Date”) for determining the Limited Partners entitled to execute and deliver written consents approving the Merger Agreement, the LPA Amendment and the transactions contemplated thereby, including the Merger. Concurrently with the execution of the Merger Agreement and the LPA Amendment, P66 PDI, which as of the Record Date held 169,760,137 Common Units, representing approximately 70.21% of the outstanding Common Units and Series A Preferred Units (on an as-converted basis), delivered the Written Consents and Stonepeak Screwdriver SPV LLC, which as of the Record Date held 11,608,624 Series A Preferred Units, representing approximately 84% of the outstanding Series A Preferred Units, delivered a written consent approving the LPA Amendment (the “Stonepeak Consent”). The Merger Written Consent was sufficient to approve the Merger Agreement, and the transactions contemplated thereby, including the Merger, and the LPA Written Consent together with the Stonepeak Consent were sufficient to approve the LPA Amendment.

Item 7.01 Regulation FD Disclosure.

The Company and the Partnership issued a joint press release on October 26, 2021 announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

The information set forth in this Item 7.01 and the attached Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements as defined under federal securities laws. Words and phrases such as “is anticipated,” “is estimated,” “is expected,” “is planned,” “is scheduled,” “is targeted,” “believes,” “continues,” “intends,” “will,” “would,” “objectives,” “goals,” “projects,” “efforts,” “strategies” and similar expressions are used to identify such forward-looking statements. However, the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements included in this report are based on management’s expectations, estimates and projections as of the date they are made. These statements are not guarantees of future performance and you should not unduly rely on them as they involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. Factors that could cause actual results or events to differ materially from those described in the forward-looking statements include: the realization of expected benefits of the proposed transaction to the Company and the Partnership and their stockholders and unitholders, respectively; the anticipated completion of the proposed transaction and the timing thereof; the expected future growth, dividends and distributions of the combined company, and plans and objectives of management for future operations; the continued ability of the Company to satisfy its obligations under our commercial and other agreements; the volume of crude oil, refined petroleum products and natural gas liquids (“NGL”) we or our equity affiliates transport, fractionate, terminal and store; the tariff rates with respect to volumes transported through our regulated assets, which are subject to review and possible adjustment by federal and state regulators; fluctuations in the prices for crude oil, refined petroleum products and NGL; the continuing effects of the COVID-19 pandemic and its negative impact on commercial activity and demand for refined petroleum products; changes in governmental policies relating to crude oil, refined petroleum products or NGL pricing, regulation, taxation, or exports; liabilities associated with the risks and operational hazards inherent in transporting, fractionating, terminaling and storing crude oil, refined petroleum products and NGL; curtailment of operations due to accidents, severe weather (including as a result of climate change) or natural disasters, riots, strikes or lockouts; the inability to obtain or maintain permits, in a timely manner or at all, and the possible revocation or modification of permits; our ability to successfully execute growth strategies; the operation, financing and distribution decisions of our equity affiliates; costs to comply with environmental laws and safety regulations; failure of information technology due to various causes, including unauthorized access or attacks; changes to the costs to deliver and transport crude oil, refined petroleum products and NGL; potential liability from litigation or for remedial actions, including removal and reclamation obligations under environmental regulations; the failure to complete construction of capital projects on time and within budget; general domestic and international economic and political developments including armed hostilities, expropriation of assets, and other political, economic or diplomatic developments, including those caused by public health issues; our ability to comply with our debt covenants and to incur additional indebtedness on favorable terms; changes in tax, environmental and other laws and regulations; and other economic, business, competitive and/or regulatory factors affecting the Partnership’s businesses generally as set forth in our filings with the Securities and Exchange Commission (“SEC”). The Partnership is under no obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This report is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended.

Additional Information and Where You Can Find It

In connection with the proposed transaction, the Company will file a registration statement on Form S-4, which will include an information statement of the Partnership, with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND THE PARTNERSHIP ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT, PROSPECTUS OR OTHER DOCUMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive information statement will be sent to securityholders of the Partnership in connection with any solicitation of proxies or consents of the Partnership unitholders relating to the proposed transaction. Investors and securityholders may obtain a free copy of such documents and other relevant documents (if and when available) filed by the Company or the Partnership with the SEC from the SEC’s website at www.sec.gov. Securityholders and other interested parties will also be able to obtain, without charge, a copy of such documents and other relevant documents (if and when available) from the Company’s website at www.phillips66.com under the “Investors” tab under the heading “SEC Filings” or from the Partnership’s website at www.phillips66partners.com under the “Investors” tab and the “SEC Filings” sub-tab.

Participants in the Solicitation Relating to the Merger

The Company, the Partnership and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies and consents in respect of the transaction. Information about these persons is set forth in the Partnership’s Annual Report on Form

10-K, which was filed with the SEC on February 24, 2021; certain of the Partnership’s Current Reports on Form 8-K; the Company's proxy statement for its 2021 Annual Meeting, which was filed with the SEC on March 31, 2021; the Company's Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 24, 2021; certain of the Company's Current Reports on Form 8-K; and subsequent statements of changes in beneficial ownership on file with the SEC. Securityholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the registration statement/information statement/prospectus and other relevant documents regarding the transaction (if and when available), which may be filed with the SEC.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

2.1*
Agreement and Plan of Merger, dated as of October 26, 2021, by and among Phillips 66, Phillips 66 Company, Phillips 66 Project Development Inc., Phoenix Sub LLC, Phillips 66 Partners LP, and Phillips 66 Partners GP LLC

3.1	Amendment No. 1 to the Third Amended and Restated Agreement of Limited Partnership of Phillips 66 Partners LP, dated as of October 26, 2021

99.1	Press Release dated October 27, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILLIPS 66 PARTNERS LP

By: Phillips 66 Partners GP LLC, its general partner

By:	/s/ Paula A. Johnson
Paula A. Johnson Vice President

Date: October 27, 2021

Exhibit 2.1
Execution Version

AGREEMENT AND PLAN OF MERGER
by and among
PHILLIPS 66,
PHILLIPS 66 COMPANY,
PHILLIPS 66 PROJECT DEVELOPMENT INC.,
PHOENIX SUB LLC,
PHILLIPS 66 PARTNERS GP LLC
and
PHILLIPS 66 PARTNERS LP

October 26, 2021

US-DOCS\122526755.16

TABLE OF CONTENTS

i
US-DOCS\122526755.16

ii
US-DOCS\122526755.16

iii
US-DOCS\122526755.16

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of October 26, 2021 (together with all schedules hereto, this “Agreement”), is entered into by and among Phillips 66, a Delaware corporation (“Parent”), Phillips 66 Company, a Delaware corporation and a wholly owned Subsidiary of Parent (“P66 Company”), Phillips 66 Project Development Inc., a Delaware corporation and a wholly owned Subsidiary of P66 Company (“P66 PDI”), Phoenix Sub LLC, a Delaware limited liability company and jointly owned Subsidiary of P66 Company and P66 PDI (“Merger Sub”), Phillips 66 Partners LP, a Delaware limited partnership (the “Partnership”), and Phillips 66 Partners GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”). Certain capitalized terms used in this Agreement are defined in Article I.
W I T N E S S E T H:
WHEREAS, each of Parent and the Partnership wishes to effect a strategic business combination by means of a merger of Merger Sub with and into the Partnership (the “Merger”), with the Partnership surviving the Merger;
WHEREAS, prior to the execution of this Agreement, P66 PDI distributed to P66 Company a number of Common Units equal to 1% of the Common Units held by P66 PDI, and P66 Company was admitted as a Limited Partner of the Partnership;
WHEREAS, the Conflicts Committee (the “Conflicts Committee”) of the Board of Directors of the General Partner (the “GP Board”), by unanimous vote, in good faith, has, among other things, (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are in the best interests of the Partnership Group and the Partnership Unaffiliated Unitholders, (b) approved this Agreement and the transactions contemplated by this Agreement, including the Merger (the foregoing constituting “Special Approval” for all purposes of the Partnership Agreement, including Section 7.9(a) thereof), (c) resolved to recommend to the GP Board the approval of this Agreement and the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement, including the Merger, and (d) resolved, and recommended that the GP Board resolve, to direct that this Agreement and the approval of the Merger be submitted to a vote of the Limited Partners;
WHEREAS, the GP Board (acting, in part, based upon the receipt of such approval and recommendation of the Conflicts Committee), by unanimous vote, in good faith, has, among other things, (a) determined that the forms, terms and provisions of this Agreement and the transactions contemplated by this Agreement, including the Merger, are in the best interests of the Partnership Group and the Limited Partners, (b) authorized and approved the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in this Agreement and (c) directed that the adoption of this Agreement and the approval of the Merger be submitted to a vote of the Limited Partners and authorized the Limited Partners to act by written consent pursuant to Section 13.11 of the Partnership Agreement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), by unanimous vote, has (a) determined that the forms, terms and provisions of this Agreement and the transactions contemplated by this Agreement, including the Merger and the issuance of Parent Shares as consideration for the Merger (the “Parent Stock Issuance”), are in the best interests of Parent and the Parent Stockholders and (b) authorized and approved the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger and the Parent Stock Issuance, on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, the board of directors of P66 Company has unanimously (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are in the best interests of P66 Company and its sole stockholder and declared it advisable to enter into this Agreement and (b) authorized and approved the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement;
WHEREAS, the board of directors of P66 PDI (the “P66 PDI Board”) has unanimously (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are in the best interests of P66 PDI and its sole stockholder and declared it advisable to enter into this Agreement and (b) authorized and approved the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement;
WHEREAS, pursuant to Section 7.4(b) of the General Partner Company Agreement, Parent and P66 Company have caused P66 PDI to deliver to the GP Board its consent (the “Sole Member Consent”), in P66 PDI’s capacity as the sole member of the General Partner (P66 PDI, in such capacity, the “Sole Member”), pursuant to which the Sole Member has (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are in the best interests of the Sole Member and the General Partner and (b) authorized and approved the execution, delivery and performance of the Transaction Documents and the transactions contemplated thereby, including the Merger, by the General Partner;
WHEREAS, P66 Company, in its capacity as a member of Merger Sub, and P66 PDI, in its capacity as the managing member of Merger Sub, have (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are in the best interests of Merger Sub and declared it advisable for Merger Sub to enter into this Agreement and consummate the Merger and (b) authorized and approved the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement, including the Merger; and
WHEREAS, following the authorization by the General Partner for the Limited Partners to act by written consent, Parent has caused P66 PDI, in its capacity as the record and beneficial owner of Common Units constituting a “Unit Majority” (as defined in the Partnership Agreement) to deliver to the Partnership, on the date hereof, the Written Consent approving this Agreement and the transactions contemplated by this Agreement, including the Merger, pursuant to Section 13.11 of the Partnership Agreement.
NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound, the parties agree as follows:

ARTICLE I

DEFINED TERMS; CONSTRUCTION
Section 1.1    Definitions. As used in this Agreement, the following terms have the meanings ascribed thereto below:
“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided, however, that, except where otherwise expressly provided, for the purposes of this Agreement, no Group Member, on the one hand, or Parent and all of Parent’s Subsidiaries (including the General Partner, P66 Company, P66 PDI and Merger Sub), on the other hand, shall be considered to be Affiliates with respect to each other.
“Agreement” has the meaning set forth in the Preamble.
“Balance Sheet Date” means December 31, 2020.
“Benefit Plan” means (i) any “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and (ii) any employment, consulting, severance, termination, retention, change of control, health, medical, dental, vision, cafeteria, disability, accident, insurance, vacation, paid-time-off, flex spending, perquisite, welfare fringe benefit, compensatory equity or equity-based, deferred compensation, profit sharing, retirement, pension, savings, termination and each other compensation or employee benefit plan, program, policy, agreement or arrangement.
“Book-Entry Units” has the meaning set forth in Section 3.2.
“Business Day” means a day other than a Saturday, a Sunday or any other day on which the SEC or banks in New York, New York are authorized or required by applicable Laws to be closed.
“Cause” means, with respect to a director or officer of the General Partner, the commission of an act of actual fraud or willful or wonton misconduct in his or her capacity as a director or officer of the General Partner.
“Certificate” has the meaning set forth in Section 3.2.
“Certificate of Merger” has the meaning set forth in Section 2.3.
“Closing” has the meaning set forth in Section 2.2.
“Closing Date” has the meaning set forth in Section 2.2.

“Code” means the Internal Revenue Code of 1986, as amended.
“Common Unit” has the meaning set forth in the Partnership Agreement.
“Conflicts Committee” has the meaning set forth in the Recitals.
“Conflicts Committee Financial Advisor” has the meaning set forth in Section 4.13.
“Contract” has the meaning set forth in Section 4.3(b).
“Dakota Access” means Dakota Access, LLC, a Delaware limited liability company and the owner of the DAPL Assets.
“DAPL Assets” means, collectively, the Dakota Access Pipeline, a 1,172-mile crude oil pipeline system originating in the Bakken/Three Forks production area of North Dakota and extending to markets in the Midwest, and all other assets owned, held, used or held for use by Dakota Access or any of its Subsidiaries in connection with the operation of the Dakota Access Pipeline.
“Director LTIP Award” has the meaning set forth in Section 3.6(a).
“DLLCA” means the Delaware Limited Liability Company Act, as amended.
“DRULPA” means the Delaware Revised Uniform Limited Partnership Act, as amended.
“Effective Time” has the meaning set forth in Section 2.3.
“Enforceability Exceptions” has the meaning set forth in Section 4.3(a).
“Environmental Laws” means any Law relating to (i) pollution, the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), occupational health and workplace safety (to the extent related to exposure to Hazardous Substances), or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of Hazardous Substances, in each case as in effect at the date of this Agreement.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” has the meaning set forth in Section 4.4.
“Exchange Agent” has the meaning set forth in Section 3.3(a).
“Exchange Fund” has the meaning set forth in Section 3.3(a).
“Exchange Ratio” has the meaning set forth in Section 3.1(a).
“FERC” has the meaning set forth in Section 4.12(b).

“FPA” has the meaning set forth in Section 4.12(a).
“GAAP” means generally accepted accounting principles in the United States, as applied on a consistent basis.
“General Partner” has the meaning set forth in the Preamble.
“General Partner Company Agreement” means that certain Second Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of July 22, 2013.
“General Partner Interest” has the meaning set forth in the Partnership Agreement.
“Governmental Authority” means any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality, whether federal, state or local, domestic, foreign or multinational.
“GP Board” has the meaning set forth in the Recitals.
“Group Member” means a member of the Partnership Group.
“Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning, under any applicable Environmental Law or the presence of which requires investigation, remediation or corrective action under Environmental Laws or that is otherwise regulated or for which liability or standards of care may be imposed under Environmental Laws, including without limitation petroleum or any fraction, derivative or byproduct thereof, natural gas, liquefied natural gas, coal refuse, coal by-products, coal ash, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde foam insulation, polychlorinated biphenyls or per- and polyfluoroalkyl substances.
“ICA” has the meaning set forth in Section 4.12(a).
“Indemnified Person” means any Person who is now, or has been or becomes at any time prior to the Effective Time, an officer, director or employee of Parent, the Partnership, the General Partner, P66 PDI or any of their respective Subsidiaries and also with respect to any such Person, in their capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other Benefit Plan or enterprise (whether or not such other entity or enterprise is affiliated with Parent or the Partnership, as applicable) serving at the request of or on behalf of Parent, the Partnership, the General Partner, P66 PDI or any of their respective Subsidiaries, as applicable, and together with such Person’s heirs, executors or administrators.
“Information Statement” has the meaning set forth in Section 4.4.
“Laws” or “Law” has the meaning set forth in Section 4.8(a).
“Liens” has the meaning set forth in Section 4.1(c).

“Limited Partner” has the meaning set forth in the Partnership Agreement.
“Material Adverse Effect” means, when used with respect to a Person, any change, condition, circumstance, effect, event, development, state of facts or occurrence that, individually or in the aggregate, (x) has had or would reasonably be expected to have a material adverse effect on the business, operations, assets, condition (financial or otherwise) or results of operations of such Person and its Subsidiaries, taken as a whole, or (y) prevents or materially impedes, interferes with or hinders a party’s ability to consummate the transactions contemplated by this Agreement, including the Merger and the Parent Stock Issuance, on or before the Outside Date; provided, however, that any adverse changes, conditions, circumstances, effects, events, developments, states of facts or occurrences arising out of or resulting from or attributable to any of the following shall be disregarded in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) changes, conditions, circumstances, effects, events, developments, states of facts or occurrences generally affecting the economy, the financial or capital markets or political, legislative or regulatory conditions or changes in the industries in which such Person operates; (ii) the announcement or pendency of this Agreement or the transactions contemplated by this Agreement or, except specifically for purposes of determining whether there is a breach of the representations and warranties made by the applicable parties in Section 4.3(b) and Section 5.3(b) and the satisfaction of the closing conditions set forth in Section 7.2(a) and Section 7.3(a) with respect to such representations and warranties, the taking of any action expressly permitted or expressly contemplated by this Agreement; (iii) any change in the market price or trading volume of the limited partner interests, shares of common stock or other equity securities of such Person (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); (iv) acts of war, terrorism (including domestic terrorism and cyberterrorism) or other hostilities (or the escalation of the foregoing), whether or not pursuant to the declaration of a national emergency or war, pandemics (including the COVID-19 pandemic, any mutation or variation of the virus underlying the COVID-19 pandemic or any health conditions related thereto), epidemics or natural disasters or other force majeure events; (v) changes in any applicable Laws or regulations applicable to such Person or applicable accounting regulations or principles or the interpretation thereof; (vi) any Proceedings commenced by or involving any current or former member, partner or stockholder of such Person or any of its Subsidiaries arising out of or related to this Agreement or the transactions contemplated by this Agreement; (vii) changes, effects, events or occurrences generally affecting the prices of oil, natural gas or other carbon-based sources of energy or power; (viii) any failure of a Person to meet any internal or external projections, budgets, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); (ix) any (A) action or determination by any Governmental Authority or (B) any

Proceeding, in each of clause (A) or (B), only to the extent such matters arise out of, or relate to, facts or circumstances in respect of the DAPL Assets existing as of the date hereof; and (x) with respect to Parent only, any effect to the extent resulting from a change, condition, circumstance, effect, event, development, state of facts or occurrence that has a Material Adverse Effect on the Partnership Group; provided, however, that changes, conditions, circumstances, effects, events, developments, state of facts or occurrences referred to in clauses (i), (iv), (v) and (vii) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Material Adverse Effect if and to the extent such changes, conditions, circumstances, effects, events, developments, states of facts or occurrences have had or would reasonably be expected to have a disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, as compared to other companies of similar size operating in the industries in which such Person and its Subsidiaries operate.
“Maximum Amount” has the meaning set forth in Section 6.6(b).
“Merger” has the meaning set forth in the Recitals.
“Merger Consideration” has the meaning set forth in Section 3.1(a).
“Merger Sub” has the meaning set forth in the Preamble.
“NGA” has the meaning set forth in Section 4.12(a).
“NGPA” has the meaning set forth in Section 4.12(a).
“NYSE” means the New York Stock Exchange.
“NYSE Listing Application” has the meaning set forth in Section 6.9(a).
“Organizational Documents” means any charter, certificate of incorporation, articles of association, bylaws, operating agreement, agreement of limited partnership, limited liability company agreement or similar formation or governing documents and instruments.
“Outside Date” has the meaning set forth in Section 8.1(b)(i).
“P66 Company” has the meaning set forth in the Preamble.
“P66 Party” means Parent, P66 Company, P66 PDI and Merger Sub, individually, and “P66 Parties” means all of the foregoing, collectively.
“P66 PDI” has the meaning set forth in the Preamble.
“P66 PDI Board” has the meaning set forth in the recitals.
“Parent” has the meaning set forth in the Preamble.
“Parent Benefit Plan” means any Benefit Plan maintained, sponsored or administered by Parent or any of its Subsidiaries (excluding the General Partner, the Partnership or any of their respective Subsidiaries) for the benefit of their respective current or former employees, independent contractors and directors (and their respective beneficiaries), other than any statutory plan, program or arrangement that is required by applicable Laws, other than the Laws of the United States, and maintained by any Governmental Authority. For the avoidance of doubt, no Partnership Benefit Plan is a Parent Benefit Plan.
“Parent Board” has the meaning set forth in the Recitals.
“Parent Bylaws” means the Amended and Restated Bylaws of Parent, effective February 8, 2017, as may be amended, modified or supplemented from time to time.
“Parent Charter” means the Amended and Restated Certificate of Incorporation of Parent, dated May 1, 2012 as may be amended, modified or supplemented from time to time.
“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.
“Parent Equity Plans” means the 2013 Omnibus Stock and Performance Incentive Plan of Phillips 66, the Phillips 66 Key Employee Supplemental Retirement Plan, the Phillips 66 Amended and Restated Executive Severance Plan, the Phillips 66 Deferred Compensation Plan for Non-Employee Directors, the Phillips 66 Key Employee Deferred Compensation Plan – Title I, the Phillips 66 Key Employee Deferred Compensation Plan – Title II, the Phillips 66 Defined Contribution Make-Up Plan Title I, the Phillips 66 Defined Contribution Make-Up Plan Title II, the Phillips 66 Key Employee Change in Control Plan, including any amendment and/or amendment and restatement to any of the foregoing, and any other plans or arrangements of Parent or its Subsidiaries providing for or governing the grant, exercise or settlement of awards of Parent Common Stock or cash settlement of awards valued, in whole or in part, by reference to Parent Common Stock, or otherwise relating thereto.
“Parent Expense Reimbursement” has the meaning set forth in Section 8.3(a).
“Parent Material Adverse Effect” has the meaning set forth in Section 5.1(a).
“Parent Material Contract” means any Contract (whether written or oral) that would be required to be filed with the SEC by Parent as an exhibit under Item 601(b)(10) of Regulation S-K.
“Parent Organizational Documents” means, collectively, the Parent Bylaws and Parent Charter.
“Parent Preferred Stock” means the preferred stock, par value $0.01 per share, of Parent.
“Parent RSUs” has the meaning set forth in Section 3.6(a).
“Parent SEC Documents” has the meaning set forth in Section 5.5(a).
“Parent Shares” means shares of Parent Common Stock.
“Parent Stock Issuance” has the meaning set forth in the Recitals.
“Parent Stockholders” means the holders of the outstanding Parent Shares as of the date hereof.

“Partnership” has the meaning set forth in the Preamble.
“Partnership Agreement” means the Third Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of August 1, 2019, as amended by that certain Amendment No. 1 to the Third Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of the date hereof, and as may be further amended, modified or supplemented from time to time.
“Partnership Benefit Plan” means any Benefit Plan maintained, sponsored or administered by the General Partner, the Partnership or any of their respective Subsidiaries for the benefit of the Partnership Service Providers, other than any statutory plan, program or arrangement that is required by applicable Laws, other than the Laws of the United States, and maintained by any Governmental Authority. For the avoidance of doubt, no Parent Benefit Plan is a Partnership Benefit Plan.
“Partnership Disclosure Schedule” has the meaning set forth in the introductory paragraph to Article IV.
“Partnership Expense Reimbursement” has the meaning set forth in Section 8.3(b).
“Partnership Group” means, collectively, the Partnership and its Subsidiaries.
“Partnership Interest” has the meaning set forth in the Partnership Agreement.
“Partnership Long-Term Incentive Plans” means the Phillips 66 Partners LP 2013 Incentive Compensation Plan and any other plans or arrangements of the Partnership or the General Partner providing for the grant of awards of Common Units or cash settled awards valued, in whole or in part, by reference to Common Units, or otherwise relating thereto, including any amendment and/or amendment and restatement to any of the foregoing.
“Partnership LTIP Awards” means any awards issued under a Partnership Long-Term Incentive Plan.
“Partnership LTIP Reserve” has the meaning set forth in Section 3.6(b).
“Partnership Material Adverse Effect” has the meaning set forth in Section 4.1(a).
“Partnership Material Contract” means any Contract (whether written or oral) that would be required to be filed with the SEC by the Partnership as an exhibit under Item 601(b)(10) of Regulation S-K.
“Partnership Permits” means all Permits necessary for the Partnership Group to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted, including all Permits relating to the transportation of oil, natural gas or water.

“Partnership Revolving Credit Facility” means that certain Amended and Restated Credit Agreement, dated as of July 30, 2019, by and among Phillips 66 Partners P66 PDI LLC, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, as amended, modified or supplemented from time to time.
“Partnership SEC Documents” has the meaning set forth in Section 4.5(a).
“Partnership Service Providers” means all of the employees, individual consultants and individual independent contractors that perform services for or on behalf of the Partnership Group or any Group Member.
“Partnership Unaffiliated Unitholders” means holders of Common Units other than Parent, P66 Company, P66 PDI, the General Partner and their respective Affiliates.
“Permits” means all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority.
“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.
“Proceeding” means any claim (including a claim of a violation of Law), action, audit, demand, suit, proceeding, investigation or other proceeding at law or in equity, or order or ruling, in each case whether civil, criminal, administrative, investigative, arbitral or otherwise and whether or not such claim, action, audit, demand, suit, proceeding, investigation or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.
“Public Common Unit” has the meaning set forth in Section 3.1(a).
“PUHCA” has the meaning set forth in Section 4.12(a).
“Registration Statement” has the meaning set forth in Section 4.10.
“Release” means any release, spill, emission, leaking, pumping, pouring, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substances into or through the indoor or outdoor environment or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, or groundwater.
“Representatives” has the meaning set forth in Section 4.16.
“Restraints” has the meaning set forth in Section 7.1(b).
“Rights” means, with respect to any Person, (i) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such Person (or the general partner of such Person) to issue, transfer or sell, or to cause the issuance, transfer or sale of, any partnership or other equity interest in such Person or any of its Subsidiaries or any securities convertible into or exchangeable for such partnership interests or equity interests, or (ii) contractual obligations of such Person (or the general partner of such Person) to repurchase, redeem or otherwise acquire, or to cause the repurchase, redemption or other acquisition of, any partnership interest or other equity interest in such Person or any of its Subsidiaries or any such securities or agreements listed in clause (i) of this definition.
“Sarbanes-Oxley Act” has the meaning set forth in Section 4.5(a).
“SEC” means the Securities and Exchange Commission.
“Securities Act” has the meaning set forth in Section 4.1(c).
“Series A Preferred Units” means the class of Units (as defined in the Partnership Agreement) designated as Series A Perpetual Convertible Preferred Units, having the designations, preferences and relative, participating, optional or other special rights, privileges, powers, duties and obligations as set forth in the Partnership Agreement.
“Series A Purchase Agreement” means the Series A Preferred Unit and Common Unit Purchase Agreement, dated as of September 21, 2017, by and among the Partnership, General Partner and the purchasers party thereto from time to time, as amended, supplemented or otherwise modified from time to time.
“Sole Member” has the meaning set forth in the recitals.
“Sole Member Consent” has the meaning set forth in the recitals.
“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests or more than 50% of the general partner interests of such partnership is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof or (c) any other Person (other than a corporation or partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority of the ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person; provided, however, that, except where otherwise expressly provided, for the purposes of this Agreement, no Group Member shall be considered a Subsidiary of Parent, P66 Company or P66 PDI.
“Surviving Entity” has the meaning set forth in Section 2.1.
“Takeover Laws” has the meaning set forth in Section 4.3(a).
“Tax” or “Taxes” means any and all federal, state, local or foreign or provincial taxes, charges, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and similar charges, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority with respect thereto, whether disputed or not.
“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).
“Transaction Documents” means, collectively, this Agreement, including all exhibits and schedules hereto, and that certain Amendment No. 1 to the Third Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of the date hereof.
“Unit Majority” has the meaning set forth in the Partnership Agreement.
“Willful Breach” has the meaning set forth in Section 8.2.
“Written Consent” means the approval of this Agreement and the transactions contemplated by this Agreement, including the Merger, by the written consent of P66 PDI, as the holder of a number of Common Units constituting a Unit Majority, without a meeting in accordance with Section 13.11 and Section 14.3 of the Partnership Agreement.
Section 1.2    Interpretation. Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:
(a)    the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used;
(b)    examples are not to be construed to limit, expressly or by implication, the matter they illustrate;
(c)    the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;
(d)    all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;
(e)    the word “or” is not exclusive and has the inclusive meaning represented by the phrase “and/or”;
(f)    the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such phrase shall not mean simply “if”;
(g)    a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;
(h)    all references to prices, values or monetary amounts refer to United States dollars;
(i)    wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders;
(j)    this Agreement has been jointly prepared by the parties, and this Agreement will not be construed against any Person as the principal draftsperson of this Agreement and no consideration may be given to any fact or presumption that any party had a greater or lesser hand in drafting this Agreement;
(k)    each covenant, term and provision of this Agreement will be construed simply according to its fair meaning; prior drafts of this Agreement or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement will not be used as an aid of construction or otherwise constitute evidence of the intent of the parties and no presumption or burden of proof will arise favoring or disfavoring any party hereto by virtue of such prior drafts;
(l)    the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;
(m)    any references herein to a particular Section, Article or Schedule means a Section or Article of, or Schedule to, this Agreement unless otherwise expressly stated herein;
(n)    the Schedules attached hereto are incorporated herein by reference and will be considered part of this Agreement;
(o)    unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;
(p)    all references to days mean calendar days unless otherwise provided; and
(q)    except as otherwise noted, all references to time mean Houston, Texas time.
ARTICLE II

THE MERGER
Section 2.1    The Merger and Surviving Entity. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DRULPA and the DLLCA, at the Effective Time, Merger Sub shall merge with and into the Partnership, the separate existence of Merger Sub shall cease and the Partnership shall survive and continue to exist as a Delaware limited partnership (the Partnership as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”).
Section 2.2    Closing. Subject to the provisions of Article VII, the closing of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 811 Main St., Suite 3700, Houston, Texas 77002 at 10:00 A.M., Houston, Texas time, on the third Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place and at such later date and time as the Partnership and Parent shall agree. The date on which the Closing actually occurs is referred to as the “Closing Date.”
Section 2.3    Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties hereto will cause a certificate of merger, executed in accordance with the relevant provisions of the Partnership Agreement, the DRULPA and the DLLCA (the “Certificate of Merger”), to be duly filed with the Secretary of State of the State of Delaware. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Partnership and Parent in writing and specified in the Certificate of Merger (the effective time of the Merger being hereinafter referred to as the “Effective Time”).
Section 2.4    Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Partnership Agreement and the applicable provisions of the DRULPA and the DLLCA. At the Effective Time, (a) P66 Company and P66 PDI will each continue as a Limited Partner of the Partnership, (b) by virtue of the Merger, P66 Company and P66 PDI will collectively hold all of the limited partner interests in the Partnership represented by Common Units, (c) the General Partner shall continue as the non-economic general partner of the Partnership and (d) the Partnership (as the Surviving Entity) will continue without dissolution.
Section 2.5    Organizational Documents of the Surviving Entity; Directors and Officers of the General Partner.
(a)    At the Effective Time, (i) the certificate of limited partnership of the Partnership as in effect immediately prior to the Effective Time shall remain unchanged and shall be the certificate of limited partnership of the Surviving Entity from and after the Effective Time, until duly amended in accordance with applicable Laws and (ii) the Partnership Agreement as in effect immediately prior to the Effective Time shall remain unchanged and shall be the agreement of limited partnership of the Surviving Entity, from and after the Effective Time until duly amended in accordance with the terms thereof and applicable Laws, in each case, consistent with the obligations set forth in Section 6.6. The name of the Surviving Entity shall be “Phillips 66 Partners LP.”
(b)    Immediately prior to the Effective Time, the General Partner shall use its reasonable best efforts to deliver to Parent the resignation of each officer of the General Partner and each member of the GP Board, unless directed otherwise by Parent in its sole discretion. Immediately following the Effective Time, unless determined otherwise by Parent in its sole discretion, the Sole Member shall cause (i) the directors of Merger Sub serving immediately prior to the Effective Time to become the directors of the General Partner until the earlier of their death, resignation or removal or the time at which their respective successors are duly elected or appointed and qualified, and (ii) the officers of Merger Sub serving immediately prior to the Effective Time to become the officers of the General Partner until the earlier of their death, resignation or removal or the time at which their respective successors are duly elected or appointed and qualified.
ARTICLE III

MERGER CONSIDERATION; EXCHANGE PROCEDURES
Section 3.1    Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any P66 Party, the Partnership, the General Partner, any holder of Parent securities or Partnership securities or any other Person:
(a)    Conversion of Common Units. Subject to Section 3.1(c), Section 3.3(d) and Section 3.5, each Common Unit (other than Common Units owned by Parent and its Subsidiaries, including P66 Company and P66 PDI) issued and outstanding as of immediately prior to the Effective Time (including any Common Units that are issued or issuable to any holder of Series A Preferred Units as of the Effective Time pursuant to the Partnership Agreement) (each, a “Public Common Unit”) shall be converted into the right to receive 0.500 Parent Shares (the “Merger Consideration” and such ratio, the “Exchange Ratio”), subject to adjustment in accordance with Section 3.5, which Parent Shares will be duly authorized, validly issued, fully paid and non-assessable in accordance with applicable Laws.
(b)    Equity of Merger Sub. The limited liability company interests in Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into a number of Common Units of the Surviving Entity equal to the number of Public Common Units converted into the right to receive the Merger Consideration pursuant to Section 3.1(a), with 1% of such Common Units of the Surviving Entity being held by P66 Company and with 99% of such Common Units of the Surviving Entity being held by P66 PDI.
(c)    Treatment of Partnership Interests Owned by the Partnership, Parent or their Subsidiaries.
(i)    Any Partnership Interests that are owned immediately prior to the Effective Time by the Partnership or any Subsidiary of the Partnership shall be automatically canceled at the Effective Time and shall cease to exist. No consideration will be delivered in exchange for such canceled Partnership Interests.
(ii)    Any Partnership Interests that are owned immediately prior to the Effective Time by Parent or any Subsidiary of Parent, including P66 Company and P66 PDI (excluding the General Partner Interest (discussed in clause (iii) below)), shall not be canceled, shall not be converted into the Merger Consideration, and shall remain outstanding as Partnership Interests in the Surviving Entity.
(iii)    The General Partner Interest issued and outstanding as of immediately prior to the Effective Time shall remain, immediately following the Effective Time, outstanding as a non-economic general partner interest in the Surviving Entity.
(d)    Books and Records of the Partnership. The books and records of the Partnership shall be revised to reflect (i) the conversion and cancellation of all Public Common Units in accordance with Section 3.1 and Section 3.2, (ii) the conversion of the limited liability company interests in Merger Sub in accordance with Section 3.1(b), and (iii) the cancellation and extinguishment of any Partnership Interests that are owned by the Partnership or any Subsidiary of the Partnership in accordance with Section 3.1(c)(i).
Section 3.2    Rights as Partnership Unitholders; Common Unit Transfers. All Public Common Units converted into the right to receive the Merger Consideration pursuant to Section 3.1(a) will cease to be Outstanding (as such term is defined in the Partnership Agreement) and will automatically be canceled and will cease to exist when converted into the right to receive the Merger Consideration as a result of and pursuant to the Merger. At the Effective Time, each holder of a certificate that immediately prior to the Effective Time represented Public Common Units (a “Certificate”) and each holder of non-certificated Public Common Units represented by book-entry immediately prior to the Effective Time (“Book-Entry Units”) will cease to have any rights with respect thereto or thereunder, except the right to receive (a) the Merger Consideration, (b) any dividend in accordance with Section 3.3(c) to be paid, without interest, in consideration therefor upon surrender of such Certificate or Book-Entry Units in accordance with Section 3.3, and (c) any distribution in respect of the Common Units with a record date occurring prior to the Effective Time that may have been declared by the Partnership on the Common Units in accordance with the terms of this Agreement and the Partnership Agreement and which remains unpaid at the Effective Time. At the Effective Time, the transfer books of the Partnership will be closed immediately and there will be no further registration of transfers on the transfer books of the Partnership with respect to the Public Common Units.
Section 3.3    Exchange of Certificates and Book-Entry Units.
(a)    Exchange Agent. Prior to the Effective Time, Parent will appoint Computershare Trust Company, N.A. to act as exchange and payment agent hereunder for the purpose of exchanging Public Common Units for the Merger Consideration as required by this Article III (the “Exchange Agent”). Promptly after the Effective Time, Parent will deposit, or cause to be deposited, with the Exchange Agent for the benefit of the holders of the applicable Public Common Units, for exchange in accordance with this Article III, through the Exchange Agent, Parent Shares as required by this Article III. Parent agrees to make available, or cause to be made available, to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends pursuant to Section 3.3(c) or cash in lieu of fractional Parent Shares pursuant to Section 3.3(d), in each case, without interest. Any dividends with respect to Parent Shares pursuant to Section 3.3(c), Parent Shares for payment of the Merger Consideration deposited with the Exchange Agent and cash in lieu of fractional Parent Shares pursuant to Section 3.3(d) are hereinafter referred to as the “Exchange Fund.” The Exchange Agent will, pursuant to irrevocable instructions from Parent and the Partnership, deliver the Merger Consideration contemplated to be issued or paid pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Section 3.3(b) and Section 3.3(c), the Exchange Fund will not be used for any other purpose.
(b)    Exchange Procedures. Promptly after the Effective Time, Parent will instruct the Exchange Agent to mail to each record holder of Public Common Units as of the Effective Time (i) a letter of transmittal (specifying that in respect of certificated Public Common Units, delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent, and which will be in customary form and agreed to by Parent and the Partnership prior to the Effective Time) and (ii) instructions (in customary form and agreed to by Parent and the Partnership prior to the Effective Time) for use in effecting the surrender of the Certificates or Book-Entry Units in exchange for the Merger Consideration payable in respect of Public Common Units represented by such Certificates or Book-Entry Units, as applicable. Promptly after the Effective Time, upon surrender of Certificates, if any, for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and other documents (including in respect of Book-Entry Units) as may be reasonably required pursuant to such instructions, each holder who held Public Common Units immediately prior to the Effective Time will be entitled to receive upon surrender of the Certificates or Book-Entry Units therefor (subject to any applicable withholding Tax) (A) Parent Shares representing, in the aggregate, the whole number of Parent Shares that such holder has the right to receive pursuant to this Article III (after taking into account all Public Common Units then held by such holder) and (B) a check in an amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to this Article III, including dividends pursuant to Section 3.3(c), if any. No interest will be paid or accrued on any dividends payable pursuant to Section 3.3(c). In the event of a transfer of ownership of Public Common Units that is not registered in the transfer records of the Partnership, the Merger Consideration payable in respect of such Public Common Units may be paid to a transferee if the Certificate representing such Public Common Units or evidence of ownership of the Book-Entry Units is presented to the Exchange Agent, and in the case of both certificated and book-entry Public Common Units, accompanied by all documents reasonably required to evidence and effect such transfer, and the Person requesting such exchange will pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the record holder of such Public Common Units, or will establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until all such required documentation has been delivered and Certificates, if any, have been surrendered as contemplated by this Section 3.3(b), each Certificate or Book-Entry Unit will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration upon such delivery and surrender, any cash or dividends to which such holder is entitled pursuant to Section 3.3(c) or Section 3.3(d) and any distribution in respect of the Common Units with a record date occurring prior to the Effective Time that may have been declared by the Partnership on the Common Units in accordance with the terms of this Agreement and the Partnership Agreement and remain unpaid at the Effective Time.
(c)    Dividends with Respect to Unexchanged Public Common Units. No dividends with respect to Parent Shares issued in the Merger shall be paid to the holder of any unsurrendered Certificates or Book-Entry Units until such Certificates or Book-Entry Units are surrendered as provided in this Section 3.3. Following such surrender, subject to the effect of escheat, Tax or other applicable Laws, there shall be paid, without interest, to the record holder of the Parent Shares issued in exchange therefor (i) at the time of such surrender, all dividends payable in respect of any such Parent Shares with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends payable with respect to such Parent Shares with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends in respect of Parent Shares, all Parent Shares to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.
(d)    No Fractional Parent Shares. No certificates or scrip for Parent Shares representing fractional Parent Shares or book entry credit of the same will be issued upon the surrender of Public Common Units outstanding immediately prior to the Effective Time in accordance with Section 3.3(b), and such fractional interests will not entitle the owner thereof to vote, receive dividends or to have any other rights as a holder of any Parent Shares. Notwithstanding any other provision of this Agreement, in lieu of receiving any fraction of a Parent Share, all fractions of Parent Shares to which a holder of Public Common Units converted into the right to receive the Merger Consideration in the Merger would otherwise have been entitled shall be aggregated and rounded to three decimal places. Any holder of Public Common Units otherwise entitled to receive a fractional Parent Share but for this Section 3.3(d) shall be entitled to receive a cash payment, without interest, rounded to the nearest cent, equal to the product of (i) the aggregated amount of the fractional interest in Parent Shares to which such holder would, but for this Section 3.3(d), be entitled and (ii) an amount equal to the average of the volume weighted average price per Parent Share on the NYSE (as reported by Bloomberg L.P., or, if not reported therein, in another authoritative source mutually selected by Parent and the General Partner) on each of the ten (10) consecutive trading days ending with the complete trading day immediately prior to the Closing Date.
(e)    No Further Rights in Public Common Units. The Merger Consideration issued upon conversion of a Public Common Unit in accordance with the terms hereof will be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Public Common Unit (other than any distribution in respect of the Common Units with a record date occurring prior to the Effective Time that may have been declared by the Partnership on the Common Units in accordance with the terms of this Agreement and the Partnership Agreement and which remains unpaid at the Effective Time).
(f)    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Public Common Units on the one year anniversary of the Effective Time will be delivered to Parent upon demand by Parent and, from and after such delivery, any former holders of Public Common Units who have not theretofore complied with this Article III will thereafter look only to Parent for the Merger Consideration payable in respect of such Public Common Units, any cash in lieu of fractional Parent Shares or any dividends with respect to Parent Shares to which they are entitled pursuant to Section 3.1 or Section 3.3(c), respectively, in each case, without any interest thereon. Any amounts remaining unclaimed by holders of Public Common Units immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Authority will, to the extent permitted by applicable Law, become the property of Parent. Without limitation of the foregoing, after the date that is the one year anniversary of the Effective Time, any amounts remaining unclaimed by holders of Public Common Units will become the property of Parent, subject to the legitimate claims of any Person previously entitled thereto hereunder or under abandoned property, escheat or similar Laws. Notwithstanding anything in this Agreement to the contrary, none of the P66 Parties, the Partnership, Merger Sub, the Surviving Entity, the General Partner, the Exchange Agent, or any other Person shall be liable to any former holder of Public Common Units for any amount properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.
(g)    Lost, Stolen or Destroyed Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of an indemnity agreement or a bond, in a customary amount, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate and affidavit the Merger Consideration payable in respect of Public Common Units represented by such Certificate as contemplated by this Article III and pay any dividends pursuant to Section 3.3(c) and any cash payable in lieu of fractional Parent Shares.
(h)    Withholding Taxes. Each of the P66 Parties, the Surviving Entity and the Exchange Agent, as applicable, are entitled to deduct and withhold from any amounts, including the Merger Consideration, payable pursuant to this Agreement to any Person such amounts as the P66 Parties, the Surviving Entity or the Exchange Agent, as applicable, reasonably deems it is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment. Such deduction and withholding may be taken in securities, in which case the P66 Parties, the Surviving Entity or the Exchange Agent, as applicable, shall be treated as having sold such securities for an amount of cash equal to the fair market value of such securities at the time of such deemed sale. To the extent that deducted and withheld amounts (including deemed proceeds from the deemed sale of securities) are paid over to the appropriate Governmental Authority, such amounts (including securities) will be treated for all purposes of this Agreement as having been paid or issued to the Person in respect of whom such deduction and withholding was made.
(i)    Book Entry Shares. All Parent Shares to be issued in the Merger will be issued in book-entry form, without physical certificates.
(j)    Investment of Exchange Fund. Parent may cause the Exchange Agent to invest the cash in the Exchange Fund as directed by Parent on a daily basis, in Parent’s sole discretion; provided, however, that no such investment or loss thereon shall affect the amounts payable or timing of the amounts payable to the holders of Public Common Units pursuant to the other provisions of this Article III. Any interest and other income resulting from such investments shall be paid promptly to Parent.
Section 3.4    No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.
Section 3.5    Anti-Dilution Provisions. Notwithstanding any provision of this Article III to the contrary, if between the date of this Agreement and the Effective Time the number of outstanding Common Units or Parent Shares shall have been changed into a different number of units or shares or a different class or series by reason of any subdivisions, reclassifications, splits, share distributions, combinations or exchanges of Common Units or Parent Shares (excluding, for the avoidance of doubt, any issuance of Common Units upon conversion of Series A Preferred Units into Common Units), as applicable, then the Merger Consideration, the Exchange Ratio and any other similar dependent item, as applicable, will be correspondingly adjusted to provide to the holders of Public Common Units the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 3.5 shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to be undertaken pursuant to this Agreement.
Section 3.6    Treatment of Awards. Prior to the Effective Time, Parent, the General Partner and the Partnership shall take all action as may be necessary or required in accordance with applicable Law and each Partnership Long-Term Incentive Plan and Parent Equity Plan (including the award agreements in respect of awards granted thereunder) to give effect to this Section 3.6 as follows:
(a)    As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, (i) each Partnership LTIP Award (other than the Director LTIP Awards), whether or not vested, that is outstanding immediately prior to the Effective Time, shall cease to relate to or represent any right to receive Common Units and shall be converted at the Effective Time, into an award of restricted stock units relating to a number of shares of Parent Common Stock (“Parent RSUs”) equal to the product of (A) the number of Common Units subject to the corresponding Partnership LTIP Award as of immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded up to the nearest whole share, on the same terms and conditions as were applicable to the corresponding Partnership LTIP Award, including any applicable payment timing provisions and dividend equivalent rights, as applicable, except as adjusted by this Agreement and (ii) each Partnership LTIP Award held by a non-employee director whose service to the Partnership or its Affiliates will terminate upon the consummation of the Merger (each a “Director LTIP Award”) shall become fully vested and shall be automatically converted into the right to receive, with respect to each Common Unit subject thereto, the Merger Consideration (or, to the extent set forth under the terms of the applicable Director LTIP Award, cash in an amount equal to the value of the Merger Consideration determined based on the closing price as of the Closing Date of a Parent Share on the NYSE as reported by Bloomberg L.P., or, if not reported therein, in another authoritative source mutually selected by Parent and the General Partner), plus any accrued but unpaid amounts in relation to distribution equivalent rights, in accordance with the applicable payment timing provisions set forth in the award agreement evidencing such Director LTIP Award (and, if such right is payable in the form of the Merger Consideration, then such right shall include dividend equivalent rights relating to dividends declared with respect to Parent Common Stock during the period beginning at the Effective Time and ending on the date of settlement of such Director LTIP Award). The conversion of a Director LTIP Award as provided in the second clause of the immediately preceding sentence shall be deemed a release of any and all rights the holder thereof had or may have had in respect of such Director LTIP Award other than, from and after the Effective Time, the right to receive the Merger Consideration (or cash as described in such clause, as applicable), plus any accrued but unpaid amounts in relation to distribution equivalent rights (and dividend equivalent rights as described in such clause if the Director LTIP Award is payable in the form of the Merger Consideration) in respect of each Common Unit subject to such converted Director LTIP Award. From and after the Effective Time, the former holder of any Partnership LTIP Award (other than the Director LTIP Awards) shall only be entitled to receive Parent RSUs in respect of such Partnership LTIP Awards, which Parent RSUs will include a right to receive payment of any amounts with respect to accrued distribution equivalent right payments as of the Closing in accordance with and subject to the same vesting, forfeiture, payment timing and other provisions as applied under the corresponding Partnership LTIP Award.
(b)    As of the Effective Time, unless otherwise determined by the Parent Board, Parent shall assume the outstanding unused unit reserve (the “Partnership LTIP Reserve”) under the Partnership Long-Term Incentive Plans for the purpose of making future grants relating to Parent Shares to applicable employees and other service providers of Parent and its Subsidiaries, which Partnership LTIP Reserve shall (i) be adjusted as reasonably determined by the Parent Board or a committee thereof to give effect to the transactions contemplated by this Agreement, and (ii) be added to the Parent Equity Plans in such manner as determined by the Parent Board or a committee thereof; provided, however, that the number of Parent Shares comprising the Partnership LTIP Reserve, as adjusted pursuant to this Section 3.6(b), shall not, when combined with the other Parent Shares issued or to become issued in connection with the Merger or any related transactions, exceed 19.99% of the number of Parent Shares outstanding immediately prior to the Effective Time.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP AND THE GENERAL PARTNER
Except as disclosed in (a) the Partnership SEC Documents filed with or publicly furnished to the SEC on or after December 31, 2019 and prior to the date of this Agreement (but excluding any disclosure contained in any such Partnership SEC Documents under the heading “Risk Factors” or “Cautionary Statements” or similar heading (other than any factual information contained within such headings, disclosure or statements)) or (b) the disclosure letter delivered by the Partnership to Parent (the “Partnership Disclosure Schedule”) prior to the execution of this Agreement (provided, that (i) any disclosure in any section of such Partnership Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that it is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Partnership Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have a Partnership Material Adverse Effect), each of the Partnership and the General Partner, jointly and severally, represent and warrant to the P66 Parties as follows:
Section 4.1    Organization, Standing and Power.
(a)    The General Partner and each Group Member is a legal entity duly incorporated, formed or organized, validly existing and in good standing under the applicable Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite corporate, limited liability company, partnership or other applicable entity power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse

Effect on the Partnership Group, taken as a whole (a “Partnership Material Adverse Effect”).
(b)    Each of the Group Members is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.
(c)    Except as set forth on Section 4.1(c) of the Partnership Disclosure Schedule, all of the outstanding shares of capital stock, limited liability company interests, partnership interests or other equity interests in, each material Subsidiary of the Partnership that are owned directly or indirectly by the Partnership have been duly authorized and validly issued in accordance with the Organizational Documents of each such entity (in each case as in effect on the date of this Agreement and on the Closing Date) and are fully paid (in the case of an interest in a limited liability company or limited partnership, to the extent required under the Organizational Documents of such entity) and nonassessable (to the extent such Group Member is a corporate entity) and are owned free and clear of all liens, pledges, charges, mortgages, encumbrances, options, rights of first refusal or other preferential purchase rights, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such voting or transfer restrictions as set forth in the Organizational Documents of such Group Member and for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and the “blue sky” Laws of the various states of the United States) (collectively, “Liens”).
(d)    The Partnership has made available to Parent correct and complete copies of its Organizational Documents and correct and complete copies of the Organizational Documents of each of its material Subsidiaries, in each case as amended to the date of this Agreement. All such Organizational Documents are in full force and effect and the Partnership and each of its material Subsidiaries is not in violation of any of their provisions in any material respect.
Section 4.2    Capitalization.
(a)    The authorized equity interests of the Partnership consist of Common Units, Series A Preferred Units and the General Partner Interest. As of October 25, 2021, the issued and outstanding limited partner interests and general partner interests of the Partnership consisted of (i) 228,340,146 Common Units, (ii) 13,451,263 Series A Preferred Units and (iii) the General Partner Interest. The Partnership has reserved 2,500,000 Common Units for issuance pursuant to the Partnership Long-Term Incentive Plans, of which, as of October 25, 2021, 24,890 Common Units are subject to outstanding Partnership LTIP Awards, and 2,452,435 Common Units are available for issuance in connection with future grants of awards under the Partnership Long-Term Incentive Plans. Since October 25, 2021, to the date of this Agreement, no additional limited partner interests, general partner interests or Series A Preferred Units have been issued, other than Common Units issued in connection with or pursuant to the Partnership Long-Term Incentive Plans. The General Partner is the sole general partner of the Partnership and owns the General Partner Interest free and clear of all Liens, and the General Partner Interest has been duly authorized and validly issued in accordance with the Organizational Documents of the Partnership. All outstanding equity interests of the Partnership (excluding the General Partner Interest) are, and all Common Units issuable pursuant to the Partnership LTIP Awards or upon conversion or redemption of Series A Preferred Units, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid (to the extent required under the Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the DRULPA) and free of preemptive rights (except as set forth in the Partnership Agreement).
(b)    As of the date of this Agreement, except as expressly contemplated by this Agreement or the Partnership Agreement or as set forth on Section 4.2(b) of the Partnership Disclosure Schedule, (i) there are no equity securities of the Partnership issued or authorized and reserved for issuance, (ii) there are no outstanding options, profits interest units, phantom units, restricted units, unit appreciation rights or other compensatory equity or equity-based awards or rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating any Group Member to issue, transfer or sell any Partnership Interest or other equity interest or any securities convertible into or exchangeable for Partnership Interests or other equity interests, or any commitment to authorize, issue or sell the same or any such equity securities and (iii) there are no contractual obligations of any Group Member to repurchase, redeem or otherwise acquire any Partnership Interest or other equity interest or any such securities or agreements listed in clause (ii) of this sentence. Since December 31, 2019, except as set forth on Section 4.2(b) of the Partnership Disclosure Schedule, there have been no partnership interests, limited liability company interests, other equity securities, options, profits interest units, phantom units, restricted units, unit appreciation rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments, or contractual obligations of the types described in the foregoing sentence issued or entered into by or on behalf of the Partnership other than (v) pursuant to the Partnership Long-Term Incentive Plans, (w) the issuance of the Series A Preferred Units in accordance with the Partnership Agreement and the Series A Purchase Agreement or the conversion of the Series A Preferred Units into Common Units pursuant to the terms of the Partnership Agreement, (x) the issuance of Common Units pursuant to the Partnership’s “at-the-market” continuous equity offering programs, (y) the issuance of equity interests to P66 PDI and the General Partner in connection with the contribution of assets to the Partnership Group and (z) the issuance of the General Partner Interest to the General Partner in exchange for the General Partner’s economic general partner interest in the Partnership.
(c)    No Group Member has any outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible into, exchangeable for or exercisable for securities having the right to vote) with the holders of Common Units or any other equity interest on any matter.
(d)    Other than as set forth in Section 4.2(d) of the Partnership Disclosure Schedule, there are no voting trusts or other agreements or understandings to which any Group Member is a party with respect to the voting or registration of capital stock or other equity interest of any Group Member.
Section 4.3    Authority; Noncontravention; Voting Requirements.

(a)    Each of the Partnership and the General Partner has all necessary entity power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by each of the Partnership and the General Partner of this Agreement, and the consummation of the transactions contemplated by this Agreement, have been, as applicable, duly authorized by the GP Board, approved by each of the Conflicts Committee and the GP Board, approved by the holders of a Unit Majority and consented to by the Sole Member, and no other entity action on the part of the Partnership, the General Partner or the Sole Member is necessary to authorize the execution, delivery and performance by the Partnership and the General Partner of this Agreement and the consummation of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Partnership and the General Partner and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Partnership and the General Partner, enforceable against them in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a Proceeding at law or in equity) (collectively, the “Enforceability Exceptions”). The GP Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price,” “control share” or similar Law (collectively, “Takeover Laws”) and any takeover provision of the Partnership Agreement applicable to the Partnership, the General Partner or any of their respective Subsidiaries do not, and will not, apply to this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger.
(b)    Neither the execution and delivery of this Agreement by the Partnership or the General Partner nor the consummation by the Partnership and the General Partner of the transactions contemplated by this Agreement, nor compliance by the Partnership and the General Partner with any of the terms or provisions of this Agreement, will (i) contravene, conflict with, violate any provision of, result in any breach of, or require the consent of any Person (other than the Written Consent and the Sole Member Consent, each of which has been obtained) under, the terms, conditions or provisions of the Partnership Agreement or any of the Organizational Documents of the Partnership’s material Subsidiaries, (ii) assuming the authorizations, consents and approvals referred to in Section 4.3(e) and (f) and Section 4.4, the amendments, restatements, amendments and restatements, replacements, terminations, waivers, consents and other modifications, referred to in Section 4.3(b) of the Partnership Disclosure Schedule are effective on or prior to the Closing Date, and the filings referred to in Section 4.4 are made, (A) contravene, violate or conflict with any Law, judgment, writ or injunction of any Governmental Authority applicable to any Group Member or any of its respective properties or assets, or (B) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, give rise to a right to receive a change of control payment (or similar payment) under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, any Group Member under, any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation (each, a “Contract”) or Partnership Permit to which any Group Member is a party or by which it or any of its respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of any Group Member, except, in the case of clause (ii) of this sentence, for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.
(c)    The Sole Member Consent, approval by the GP Board and approval by the holders of a Unit Majority, each of which was obtained prior to the execution of this Agreement, are the only votes or approvals of the holders of any class or series of Partnership Interests that are necessary to approve and adopt this Agreement and the transactions contemplated by this Agreement.
(d)    The Conflicts Committee, by unanimous vote, in good faith, has, among other things, (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are in the best interests of the Partnership Group and the Partnership Unaffiliated Unitholders, (ii) approved this Agreement and the transactions contemplated by this Agreement, including the Merger, (iii) resolved to recommend to the GP Board the approval of this Agreement and the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement, including the Merger and (iv) resolved, and recommended that the GP Board resolve, to direct that this Agreement be submitted to a vote of the Limited Partners. Such approval by the Conflicts Committee described in clause (ii) constituted “Special Approval” (as defined in the Partnership Agreement) for all purposes of the Partnership Agreement (including Section 7.9(a) thereof) of this Agreement and the transactions contemplated by this Agreement, including the Merger.
(e)    The GP Board (acting, in part, based upon the receipt of such approval and recommendation of the Conflicts Committee), by unanimous vote, in good faith, has, among other things, (i) determined that the forms, terms and provisions of this Agreement and the transactions contemplated by this Agreement, including the Merger, are in the best interests of the Partnership Group and the Limited Partners, (ii) authorized and approved the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in this Agreement and (iii) directed that the adoption of this Agreement and the approval of the Merger be submitted to a vote of the Limited Partners and authorized the Limited Partners to act by written consent pursuant to Section 13.11 of the Partnership Agreement.
(f)    Pursuant to Section 7.4(b) of the General Partner Company Agreement, the GP Board has obtained the Sole Member Consent, pursuant to which the Sole Member has (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are in the best interests of the Sole Member and the General Partner and (ii) authorized and approved the execution, delivery and performance of the Transaction Documents and the transactions contemplated thereby, including the Merger, by the General Partner.
Section 4.4    Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), the Securities Act, including the filing with the SEC of the Registration Statement and the information statement contemplated by Rule 14c-2 promulgated under the Exchange Act constituting a part thereof relating to the Written Consent (the “Information Statement”), and applicable state securities and “blue sky” laws, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or (c) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by the Partnership and the consummation by the Partnership of the transactions contemplated by this Agreement, other than such other consents, approvals, filings, declarations or registrations that are not required to be obtained or made prior to the consummation of such transactions or, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to result in a Partnership Material Adverse Effect.
Section 4.5    Partnership SEC Documents; Undisclosed Liabilities; Internal Controls.
(a)    The Partnership has filed or furnished all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed or furnished by the Partnership with the SEC since December 31, 2019 (collectively and together with all documents filed or publicly furnished on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Partnership SEC Documents”). The Partnership SEC Documents, as of their respective effective dates (in the case of Partnership SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Partnership SEC Documents), or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), as the case may be, applicable to such Partnership SEC Documents, and none of the Partnership SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Partnership SEC Documents. To the knowledge of the Partnership, none of the Partnership SEC Documents is the subject of ongoing SEC review or investigation.
(b)    The consolidated financial statements of the Partnership included in the Partnership SEC Documents as of their respective dates (if amended, as of the date of the last such amendment) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Partnership and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in partners’ capital for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to the Partnership and its consolidated Subsidiaries, taken as a whole).
(c)    Except (i) as reflected or otherwise reserved against on the balance sheet of the Partnership and its consolidated Subsidiaries as of the Balance Sheet Date (including the notes thereto) included in the Partnership SEC Documents filed by the Partnership and publicly available prior to the date of this Agreement, (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) for liabilities and obligations set forth in Section 4.5(c) of the Partnership Disclosure Schedule and (iv) for liabilities and other obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, neither the Partnership nor any of its Subsidiaries has any liabilities or obligations of any nature (whether or not accrued or contingent) that would be required to be reflected or reserved against on a consolidated balance sheet of the Partnership prepared in accordance with GAAP or the notes thereto, other than as have not and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.
(d)    No Subsidiary of the Partnership is required to file reports, forms or other documents with the SEC pursuant to the Exchange Act.
(e)    The General Partner has established and maintains adequate internal control over financial reporting and disclosure controls and procedures for the Partnership sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that ensure that all material information required to be disclosed by the Partnership in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure. The General Partner has disclosed, based on its most recent evaluation, to the Partnership’s auditors and the Conflicts Committee (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Partnership’s ability to record, process, summarize and report financial information and have identified for the Partnership’s auditors and the Conflicts Committee any material weakness in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Partnership’s internal control over financial reporting.
(f)    Since December 31, 2019, the principal executive officer and principal financial officer of the General Partner have made all certifications (without qualification or exceptions to the matters certified, except as to knowledge) required by the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and none of the General Partner or its officers have received notice from any Governmental Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. As of the date of this Agreement, and except as disclosed in a Partnership SEC Document filed with the SEC prior to the date of this Agreement, the General Partner has no knowledge of any material weaknesses in the design or operation of such internal controls over financial reporting.
Section 4.6    Absence of Certain Changes or Events.
(a)    Since the Balance Sheet Date, there has not occurred any change, effect,

event or occurrence that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Partnership Material Adverse Effect.
(b)    Since the Balance Sheet Date, except for this Agreement and the transactions contemplated by this Agreement, the Partnership and the other Group Members have carried on and operated their respective businesses in the ordinary course of business (except commercially reasonable actions outside of the ordinary course of business or not consistent with past practice in response to changes or developments resulting or arising from the COVID-19 pandemic).
Section 4.7    Legal Proceedings. There are no Proceedings pending or, to the knowledge of the Partnership, threatened in writing with respect to any Group Member or Proceedings pending or, to the knowledge of the Partnership, threatened in writing with respect to any of their respective properties or assets at law or in equity before any Governmental Authority, and there are no orders, judgments, decrees or similar rulings of any Governmental Authority against any Group Member, in each case except for those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. This Section 4.7 shall not apply to any Proceedings against a Group Member or any of its respective directors or managers to the extent arising out of this Agreement, the Merger or the other transactions contemplated by this Agreement.
Section 4.8    Compliance With Laws.
(a)    Each Group Member is, and since the later of December 31, 2019 and its respective date of incorporation, formation or organization has been, in compliance with and are not in default under or in violation of any applicable federal, state, local or foreign or provincial law, statute, tariff, ordinance, rule, regulation, judgment, order, injunction, stipulation, determination, award or decree or agency requirement of or undertaking to any Governmental Authority, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.
(b)    Without limiting the generality of Section 4.8(a), neither the General Partner nor any Group Member nor, to the knowledge of the Partnership, any consultant, agent or Representative of any of the foregoing (in their respective capacities as such), (i) has violated the U.S. Foreign Corrupt Practices Act, or any other U.S. and foreign anti-corruption Laws that are applicable to the Partnership or its Subsidiaries; (ii) has, to the knowledge of the Partnership, been given written notice by any Governmental Authority of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such Person; and (iii) to the knowledge of the Partnership, is being (or has been) investigated by any Governmental Authority except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.
(c)    The Partnership or another Group Member holds all Partnership Permits and all such Partnership Permits are in full force and effect, except where the failure to hold such Partnership Permits or the failure of such Partnership Permits to be in full force and effect, would not have, individually or in the aggregate, a Partnership Material Adverse Effect.
Section 4.9    Environmental Matters. Except as set forth in Section 4.9 of the Partnership Disclosure Schedules and with such exceptions as, individually or in the aggregate, would not be reasonably likely to have a Partnership Material Adverse Effect: (a) the Partnership Group is, and since the later of December 31, 2019 and any such Group Member’s respective date of incorporation, formation or organization has been, in compliance with applicable Environmental Laws; (b) the Partnership or another Group Member has obtained, and is in compliance with, all Permits required under applicable Environmental Laws, and there are no Proceedings pending or, to the knowledge of the Partnership, threatened in writing to terminate, cancel or revoke any such Permit; (c) no written notice, demand, request for information, citation, summons, complaint or order has been received by, and no Proceeding is pending or, to the knowledge of the Partnership, threatened in writing by any Person against any Group Member, in each case with respect to any matters arising under Environmental Laws; (d) to the knowledge of the Partnership, there have been no Releases of Hazardous Substances at any property that require investigation or remediation by the Partnership or any of its Subsidiaries under applicable Environmental Laws, or would otherwise reasonably be expected to give rise to any Group Member incurring any liability, remedial obligation or corrective action requirement under applicable Environmental Laws; and (e) no Group Member has either, expressly or by operation of Law, assumed or undertaken any liability, including any obligation for remedial or corrective action, of any other Person relating to Environmental Laws.
Section 4.10    Information Supplied. Subject to the accuracy of the representations and warranties of the P66 Parties set forth in Section 5.9, none of the information supplied (or to be supplied) in writing by or on behalf of the Partnership or the General Partner specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Shares in connection with the Merger (as amended or supplemented from time to time, the “Registration Statement”) will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Information Statement will, on the date it is first mailed to the Limited Partners contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Information Statement will comply as to form in all material respects with the applicable requirements of the Securities Act or Exchange Act, as applicable. Notwithstanding the foregoing, neither the General Partner nor the Partnership make any representation or warranty with respect to information supplied by or on behalf of any P66 Party for inclusion or incorporation by reference in any of the foregoing documents.
Section 4.11    Partnership Benefit Plans; Employee Matters.
(a)    Each Partnership Benefit Plan has been established, maintained and administered in compliance with its terms and with applicable Laws, including ERISA and the Code, except for such non-compliance which has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. Except as has not had and would not reasonably be expected to have a Partnership Material Adverse Effect, no

Partnership Benefit Plan is or has been within the past six years a (i) “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) pension plan subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) “multiple employer plan” within the meaning of ERISA or an employee benefit plan subject to Section 413(c) of the Code, or (iv) “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, no Proceeding, including any audit or investigation by any Governmental Authority, is pending or, to the knowledge of the Partnership, threatened with respect to any Partnership Benefit Plan (other than routine claims for benefits and non-material appeals of such claims).
(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, no Group Member is bound by or a party to any collective bargaining agreement or similar contract with any labor union or organization with respect to any of their employees. Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, no Group Member is currently engaged in any negotiation with any labor union or organization and, to the knowledge of the Partnership, there is no union representation question or certification petition pending before the National Labor Relations Board or any other similar Governmental Authority relating to any Group Member. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) no organized work stoppage, labor strike, labor dispute, lockout or slowdown against any Group Member is pending or, to the knowledge of the Partnership, threatened against or involving any Group Member; and (ii) no Group Member has received written notice of any unfair labor practice complaint and, to the knowledge of the Partnership, no such complaints against any Group Member are pending before the National Labor Relations Board or other similar Governmental Authority.
(d)    As of the date hereof, no Group Member employs any employees, and no Group Member has extended any offer of employment to any individual that is outstanding as of the date hereof.
Section 4.12    Regulatory Matters.
(a)    Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, there are no Proceedings pending, or to the knowledge of the Partnership, threatened in writing, alleging that the Partnership or any other Group Member is in violation of the Natural Gas Act, 15 U.S.C. § 717, et seq. (the “NGA”), the Natural Gas Policy Act of 1978, 15 U.S.C. § 3301, et seq. (the “NGPA”), the Interstate Commerce Act, 49 U.S.C. App. § 1, et seq. (1988) (the “ICA”), the Federal Power Act, 16 U.S.C. § 791a, et seq. (the “FPA”), or the Public Utility Holding Company Act of 2005, 42 U.S.C. §§ 16451-16453 (“PUHCA”), or the rules and regulations promulgated thereunder, or the laws, rules and regulations of any state public utility commission or department in a state within which the Partnership or any other Group Member operates, as the case may be.
(b)    Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, all filings (other than immaterial filings) required to be made by the

Partnership or any other Group Member during the three years preceding the date hereof, with the (i) Federal Energy Regulatory Commission (“FERC”) under the NGA, the NGPA, the ICA, the FPA, PUHCA, or the rules and regulations promulgated thereunder, (ii) the Department of Energy, or (iii) any state public utility commission or department in a state within which the Partnership or any of its Subsidiaries operates, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, and tariffs and related documents, and, to the knowledge of the Partnership, all such filings, as of their respective dates, and, as amended or supplemented, were in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.
Section 4.13    Opinion of Financial Advisor. The Conflicts Committee has received the opinion of Evercore Group L.L.C. (the “Conflicts Committee Financial Advisor”) to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the Partnership and the Partnership Unaffiliated Unitholders.
Section 4.14    Brokers and Other Advisors. Except for the Conflicts Committee Financial Advisor, the fees and expenses of which will be paid by the Partnership, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the Merger or the other transactions contemplated by this Agreement based on arrangements made by or on behalf of any Group Member or the Conflicts Committee. The Partnership has made available to Parent a correct and complete copy of the Partnership’s engagement letter with the Conflicts Committee Financial Advisor, which letter describes all fees payable to the Conflicts Committee Financial Advisor in connection with the transactions contemplated by this Agreement and all agreements under which any such fees or any expenses are payable and all indemnification and other agreements with the Conflicts Committee Financial Advisor, entered into in connection with the transactions contemplated by this Agreement.
Section 4.15    Investment Company Act. The Partnership is not, nor immediately after the Closing will be, subject to regulation under the Investment Company Act of 1940, as amended.
Section 4.16    No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IV, neither the Partnership nor any other Person makes or has made any express or implied representation or warranty with respect to the Partnership Group with respect to any other information provided to the P66 Parties in connection with the Merger or the other transactions contemplated by this Agreement. Each of the P66 Parties acknowledges and agrees that, without limiting the generality of the foregoing, neither the Partnership nor any other Person will have or be subject to any liability or other obligation to any P66 Party or any other Person resulting from the distribution to any P66 Party (including its respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”)), or any P66 Party’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other materials made available to any P66 Party in expectation of the Merger, unless any such information is the subject of an express representation or warranty set forth in this Article IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF
THE P66 PARTIES
Except as disclosed in the Parent SEC Documents filed with or publicly furnished to the SEC on or after December 31, 2019, and prior to the date of this Agreement (but excluding any disclosure contained in any such Parent SEC Documents under the heading “Risk Factors” or “Cautionary Statements” or similar heading (other than any factual information contained within such headings, disclosure or statements)), the P66 Parties, jointly and severally, represent and warrant to the Partnership and the General Partner as follows:
Section 5.1    Organization, Standing and Power.
(a)    Each of the P66 Parties is a legal entity duly incorporated, formed or organized, validly existing and in good standing under the applicable Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite corporate, limited liability company, partnership or other applicable entity power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (“Parent Material Adverse Effect”).
(b)    Each of the P66 Parties is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)    Parent has made available (through the Parent SEC Documents) to the Partnership correct and complete copies of its Organizational Documents, in each case as amended to the date of this Agreement. All such Organizational Documents are in full force and effect, and Parent is not in violation of any of their provisions in any material respect.
Section 5.2    Capitalization.
(a)    The authorized equity interests of Parent consist of (i) 2,500,000,000 Parent Shares and (ii) 500,000,000 shares of Parent Preferred Stock. As of October 25, 2021, there were (i) 438,170,289 Parent Shares issued and outstanding (excluding, for the avoidance of doubt, any Parent Shares held in treasury), (ii) 211,771,827 Parent Shares held in treasury and (iii) no shares of Parent Preferred Stock issued and outstanding or held in treasury. As of October 25, 2021, there were outstanding options to purchase shares of Parent Shares and other stock-settled equity-based awards (other than shares of restricted stock or other equity-based awards included in the number of shares of Parent Shares outstanding set forth above) with respect to 10,929,842 shares of Parent Shares. From October 25, 2021 until the date of this Agreement, no additional equity interests of Parent have been issued, other than Parent Shares issued in connection with or pursuant to the

Parent Equity Plans. All outstanding equity securities of Parent are, and all Parent Shares issuable pursuant to the Parent Equity Plans, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.
(b)    As of the date of this Agreement, except pursuant to this Agreement, the Parent Equity Plans or grant documents issued thereunder, (i) there are no equity securities of Parent issued or authorized and reserved for issuance, (ii) there are no outstanding options, profits interest units, phantom units, restricted stock units, stock appreciation rights or other compensatory equity or equity-based awards or rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating Parent to issue, transfer or sell any equity interest of Parent or any securities convertible into or exchangeable for such equity interests, or any commitment to authorize, issue or sell the same or any such equity securities and (iii) there are no contractual obligations of Parent to repurchase, redeem or otherwise acquire any other equity interest in Parent or any such securities or agreements listed in clause (ii) of this sentence. Since December 31, 2019, except pursuant to the Parent Equity Plans, there have been no other equity securities, options, profits interest units, phantom units, restricted stock units, stock appreciation rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments, or contractual obligations of the types described in the foregoing sentence issued or entered into by or on behalf of Parent.
(c)    Parent does not have any outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible into, exchangeable for or exercisable for securities having the right to vote) with Parent Stockholders or any other equity interest on any matter.
(d)    There are no voting trusts or other agreements or understandings to which Parent is a party with respect to the voting or registration of capital stock or other equity interest of Parent.
(e)    When issued pursuant to the terms of this Agreement, all Parent Shares constituting the Merger Consideration will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.
(f)    All of the issued and outstanding equity interests of Merger Sub and all of the outstanding shares of P66 Company and P66 PDI are duly authorized, validly issued, fully paid and nonassessable (except, with respect to the limited liability company interests of Merger Sub, as such nonassessability may be affected by matters described in Sections 18-607 and 18-804 of the DLLCA), and are owned, directly by Parent, in the case of P66 Company, by P66 Company, in the case of P66 PDI, and jointly by P66 Company and P66 PDI, in the case of Merger Sub; Parent has no obligation to make contributions to P66 Company by reason of Parent’s ownership of equity interests in P66 Company, P66 Company has no obligation to make contributions to P66 PDI or Merger Sub, respectively, by reason of P66 Company’s ownership of equity interests in P66 PDI and Merger Sub, respectively, and P66 PDI has no obligation to make contributions to Merger Sub by reason of P66 PDI’s ownership of equity interests in Merger Sub; Parent has no personal liability for the debts, obligations, obligations and liabilities of P66 Company, whether arising in contract, tort or otherwise, solely by reason of being an equity holder of P66 Company, P66

Company has no personal liability for the debts, obligations and liabilities of P66 PDI or Merger Sub, respectively, whether arising in contract, tort or otherwise, solely by reason of being an equity holder of P66 PDI and Merger Sub, respectively, and P66 PDI has no personal liability for the debts, obligations and liabilities of Merger Sub, whether arising in contract, tort or otherwise, solely by reason of being an equity holder of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Except for the obligations and liabilities incurred in connection with its formation, and the transactions referenced in or contemplated by this Agreement, Merger Sub has not, and will not have incurred, directly or indirectly, any obligations or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.
Section 5.3    Authority; Noncontravention; Voting Requirements.
(a)    Each of the P66 Parties has all necessary entity power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by each P66 Party of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby, have been, as applicable, duly authorized and approved by the Parent Board for and on behalf of Parent, the board of directors of P66 Company for and on behalf of P66 Company, and the P66 PDI Board for and on behalf of P66 PDI and Merger Sub, as applicable, and no other entity action on the part of any P66 Party is necessary to authorize the execution, delivery and performance by the P66 Parties of this Agreement and the consummation of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each P66 Party and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of such P66 Party, enforceable against such P66 Party in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions. The Parent Board has taken all necessary action so that any Takeover Laws applicable to any P66 Party do not, and will not, apply to this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger and the Parent Stock Issuance.
(b)    Neither the execution and delivery of this Agreement by the P66 Parties, nor the consummation by the P66 Parties of the transactions contemplated by this Agreement, nor compliance by the P66 Parties with any of the terms or provisions of this Agreement, will (i) contravene, conflict with, violate any provision of, result in any breach of, or require the consent of any Person under, the terms, conditions or provisions of the Parent Organizational Documents or the Organizational Documents of any other P66 Party, (ii) assuming the authorizations, consents and approvals referred to in Section 5.4 are obtained, and the filings referred to in Section 5.4 are made, (A) contravene, violate or conflict with any Law, judgment, writ or injunction of any Governmental Authority applicable to any P66 Party or any of their respective properties or assets, or (B) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, give rise to a right to receive a change of control payment (or similar payment) under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, any P66 Party under, any of the terms, conditions or provisions of any Contract or Permit to which any P66 Party is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of any P66 Party, except, in the case of clause (ii) of this sentence, for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)    No vote of the holders of any class or series of the capital stock of Parent is necessary to approve the Parent Stock Issuance.
(d)    The Parent Board, by unanimous vote, (i) determined that the transactions contemplated by this Agreement, including the Merger and the Parent Stock Issuance, are in the best interests of Parent and the Parent Stockholders and (ii) authorized and approved the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby, including the Merger and the Parent Stock Issuance, on the terms and subject to the conditions set forth in this Agreement as deemed appropriate by Parent’s authorized officers.
Section 5.4    Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the Exchange Act, the Securities Act, including the filing with the SEC of the Registration Statement and the Information Statement constituting a part thereof, and applicable state securities and “blue sky” laws, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or (c) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by the P66 Parties and the consummation by the P66 Parties of the transactions contemplated by this Agreement, other than such other consents, approvals, filings, declarations or registrations that are not required to be obtained or made prior to the consummation of such transactions or, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.
Section 5.5    Parent SEC Documents; Undisclosed Liabilities; Internal Controls.
(a)    Parent has filed or furnished all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed or furnished by them with the SEC since December 31, 2019 (collectively and together with all documents filed or publicly furnished on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Parent SEC Documents”). The Parent SEC Documents, as of their respective effective dates (in the case of the Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except as set forth in

Section 5.5(a) of the disclosure letter delivered by the P66 Parties to the Partnership prior to execution of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Parent SEC Documents. To the knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation.
(b)    The consolidated financial statements of Parent included in the Parent SEC Documents as of their respective dates (if amended, as of the date of the last such amendment) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in stockholders’ equity for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to Parent and its consolidated Subsidiaries, taken as a whole).
(c)    Except (i) as reflected or otherwise reserved against on the balance sheet of Parent and its consolidated Subsidiaries as of the Balance Sheet Date (including the notes thereto) included in the Parent SEC Documents filed by Parent and publicly available prior to the date of this Agreement, (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice, and (iii) for liabilities and other obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether or not accrued or contingent) that would be required to be reflected or reserved against on a consolidated balance sheet of Parent prepared in accordance with GAAP or the notes thereto, other than as have not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(d)    Parent has established and maintains adequate internal control over financial reporting and disclosure controls and procedures sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that ensure that all material information required to be disclosed by Parent in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure. Parent has disclosed, based on its most recent evaluation, to the Parent’s auditors (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and have identified for the Parent’s auditors any material weakness in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Parent’s internal control over financial reporting.

(e)    Since December 31, 2019, the principal executive officer and principal financial officer of Parent have made all certifications (without qualification or exceptions to the matters certified, except as to knowledge) required by the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and none of Parent or its officers have received notice from any Governmental Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. As of the date of this Agreement, and except as disclosed in a Parent SEC Document filed with the SEC prior to the date of this Agreement, Parent has no knowledge of any material weaknesses in the design or operation of such internal controls over financial reporting.
Section 5.6    Absence of Certain Changes or Events.
(a)    Since the Balance Sheet Date, there has not occurred any change, effect, event or occurrence that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Parent Material Adverse Effect.
(b)    Since the Balance Sheet Date, except for this Agreement and the transactions contemplated by this Agreement, each P66 Party has carried on and operated its business in the ordinary course of business (except for commercially reasonable actions outside of the ordinary course of business or not consistent with past practice in response to changes or developments resulting or arising from the COVID-19 pandemic).
Section 5.7    Legal Proceedings(a)    . There are no Proceedings pending or, to the knowledge of Parent, threatened in writing with respect to any P66 Party or Proceedings pending or, to the knowledge of Parent, threatened in writing with respect to any of their respective properties or assets at law or in equity before any Governmental Authority, and there are no orders, judgments, decrees or similar rulings of any Governmental Authority against any P66 Party, in each case except for those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. This Section 5.7 shall not apply to any Proceedings against any P66 Party or any of their respective directors, managing members or officers, as applicable, to the extent arising out of this Agreement, the Merger or the other transactions contemplated by this Agreement.
Section 5.8    Compliance With Laws. Each of the P66 Parties is, and since the later of December 31, 2019 and its date of incorporation, formation or organization has been, in compliance with and is not in default under or in violation of any applicable Law, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.9    Information Supplied. Subject to the accuracy of the representations and warranties of the Partnership and the General Partner set forth in Section 4.10, none of the information supplied (or to be supplied) in writing by or on behalf of the P66 Parties specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Information Statement will, on the date it is first mailed to the

Limited Partners contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Information Statement and the Registration Statement will comply as to form in all material respects with the applicable requirements of the Securities Act or Exchange Act, as applicable. Notwithstanding the foregoing, none of the P66 Parties makes any representation or warranty with respect to information supplied by or on behalf of the Partnership or the General Partner for inclusion or incorporation by reference in any of the foregoing documents.
Section 5.10    Brokers and Other Advisors. Except for Citigroup Global Markets Inc. and BofA Securities, Inc., the fees and expenses of which will be paid by Parent, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of any P66 Party or any of its Subsidiaries.
Section 5.11    Investment Company Act. Parent is not, nor immediately after the Closing will be, subject to regulation under the Investment Company Act of 1940, as amended.
Section 5.12    Ownership of Partnership Interests. Parent and its Subsidiaries, taken together, are the beneficial owners of 169,760,137 Common Units and the General Partner Interest. As of the date of this Agreement, the Common Units beneficially owned by Parent and its Subsidiaries constitute a Unit Majority.
Section 5.13    No Other Representations or Warranties. Except for the representations and warranties set forth in this Article V, none of the P66 Parties or any other Person makes or has made any express or implied representation or warranty with respect to the P66 Parties or with respect to any other information provided to the Partnership, the General Partner or the Conflicts Committee (including their respective Representatives) in connection with the Merger or the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, none of the P66 Parties or any other Person will have or be subject to any liability or other obligation to the Partnership or the General Partner or any other Person resulting from the distribution to the Partnership, the General Partner or the Conflicts Committee (including their respective Representatives), or the Partnership’s, the General Partner’s or the Conflicts Committee’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other materials made available to the Partnership, the General Partner and the Conflicts Committee in expectation of the Merger, unless any such information is the subject of an express representation or warranty set forth in this Article V.
ARTICLE VI

ADDITIONAL COVENANTS AND AGREEMENTS
Section 6.1    Preparation of the Registration Statement, the Information Statement.
(a)    As promptly as practicable following the date of this Agreement, (i) the Partnership and Parent shall jointly prepare and the Partnership shall file with the SEC the

Information Statement and (ii) the Partnership and Parent shall jointly prepare and Parent shall file with the SEC the Registration Statement, in which the Information Statement will be included as a prospectus. The Partnership and Parent each shall, upon request by the other, furnish the other with all information concerning themselves, their Subsidiaries, directors, officers and unitholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement. Each of the Partnership and Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the transactions contemplated by this Agreement. Each of the Partnership and Parent shall use its reasonable best efforts to cause the Information Statement to be mailed to the Limited Partners as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each of the parties shall cooperate and consult with each other in connection with the preparation and filing of the Registration Statement and the Information Statement, as applicable, including promptly furnishing to each other in writing upon request any and all information relating to a party or its Affiliates as may be required to be set forth therein, as applicable, under applicable Law. No filing of, or amendment or supplement to, the Registration Statement or the Information Statement will be made by a party without providing the other parties a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Partnership or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Partnership or Parent that should be set forth in an amendment or supplement to, the Registration Statement or the Information Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Laws, disseminated to the Limited Partners. The parties shall notify each other promptly of the receipt of any comments, written or oral, from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Information Statement or the Registration Statement or for additional information, and each party shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Information Statement or the Registration Statement or the transactions contemplated by this Agreement and (ii) all orders of the SEC relating to the Information Statement or the Registration Statement.
(b)    The General Partner shall distribute to the Limited Partners the Information Statement as promptly as practicable after the Registration Statement is declared effective under the Securities Act.
Section 6.2    Conduct of Business.
(a)    Except (i) as permitted by this Agreement, (ii) as set forth in Section 6.2(a) of the Partnership Disclosure Schedule, (iii) as required by applicable Laws, (iv) as provided in any Partnership Material Contract in effect as of the date of this Agreement (including the Partnership Agreement) or (v) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time, each of the Partnership and the General Partner shall, and shall cause each of their respective Subsidiaries to: (A) conduct its business in the ordinary course of business consistent with past practice, provided, that this Section 6.2(a)(iv)(A) shall not prohibit the Partnership and the other Group Members from taking commercially reasonable actions outside of the ordinary course of business or not consistent with past practice in response to (x) changes or developments resulting or arising from the COVID-19 pandemic or (y) other changes or developments that would reasonably be expected to cause a reasonably prudent company similar to the Partnership to take commercially reasonable actions outside of the ordinary course of business consistent with past practice; (B) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, if any; (C) use commercially reasonable efforts to keep in full force and effect all material Partnership Permits and all material insurance policies maintained by the Group Members, other than changes to such policies made in the ordinary course of business; and (D) use commercially reasonable efforts to comply in all material respects with all applicable Laws and the requirements of all Partnership Material Contracts. Without limiting the generality of the foregoing, except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 6.2(a) of the Partnership Disclosure Schedule, (iii) as required by applicable Laws, (iv) with respect to clause (iv) below, as provided in any Partnership Material Contract in effect as of the date of this Agreement (including the Partnership Agreement), or (v) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time, the Partnership and the General Partner shall not, and shall not permit any of their respective Subsidiaries to:
(i)    amend the Organizational Documents (whether by merger, consolidation, conversion or otherwise) of such entity in any manner that would reasonably be expected to prevent or in any material respect hinder, impede or delay the ability of the parties to satisfy any of the conditions to or the consummation of the Merger or the other transactions contemplated by this Agreement;
(ii)    declare, authorize, set aside or pay any distribution payable in cash, equity or property in respect of the Common Units or the Series A Preferred Units, other than as contemplated in Section 6.10;
(iii)    issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any equity securities of the Partnership or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any equity securities, or any options, warrants or other rights of any kind to acquire any equity securities or such convertible or exchangeable securities or interests other than issuances of Director LTIP Awards in the ordinary course of business (including any Director LTIP Awards which shall be made in January 2022 to the extent the Closing has not occurred by such time) or Common Units (A) upon vesting or settlement of Partnership LTIP Awards that are outstanding on the date of this Agreement or otherwise granted in compliance with this Agreement or (B) to holders of Series A Preferred Units in connection with the conversion or redemption of such Series A Preferred Units in accordance with Sections 5.11(b)(v) or 5.11(b)(vi)(C) of the Partnership Agreement;

(iv)    make any capital expenditure or capital expenditures (which shall include, any investments by contribution to capital, property transfers, purchase of securities or otherwise), except (A) as set forth in the Partnership’s budgeted capital expenditure plan as of the date hereof, (B) capital expenditures in addition to those in clauses (A) and (C) of this Section 6.2(a)(iv) that do not exceed, individually or in the aggregate, 10% of the Partnership’s budgeted capital expenditures for the current fiscal year or (C) as may be reasonably required to conduct emergency operations, repairs or replacements on any pipeline, terminal, or other facility;
(v)    make any acquisition or disposition, directly or indirectly (including by merger, consolidation, acquisition of assets, tender or exchange offer or otherwise), of any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof or any property or assets of any other Person, other than acquisitions or dispositions (A) in the ordinary course of business or (B) outside the ordinary course of business the consideration for which does not exceed $200,000,000 in the aggregate;
(vi)    make any loans or advances to any Person (other than (x) to its employees in the ordinary course of business consistent with past practice, (y) loans and advances to another Group Member and (z) trade credit granted in the ordinary course of business consistent with past practice);
(vii)    incur, refinance or assume, or prepay or repurchase, any indebtedness for borrowed money or guarantee any such indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of a Group Member, other than (w) borrowings under the Partnership Revolving Credit Facility, (x) borrowings from the Partnership or any other Group Member by another Group Member, (y) repayments of borrowings from the Partnership or any other Group Member by another Group Member and guarantees by the Partnership or another Group Member of indebtedness of any other Group Member and (z) repayments or repurchases required pursuant to the terms of such indebtedness for borrowed money or debt securities;
(viii)    split, combine, divide, subdivide, reverse split, reclassify, recapitalize or effect any other similar transaction with respect to any of such entity’s capital stock or other equity interests, other than issuances of Common Units to holders of Series A Preferred Units in connection with the conversion or redemption of such Series A Preferred Units in accordance with Sections 5.11(b)(v) or 5.11(b)(vi)(C) of the Partnership Agreement;
(ix)    adopt a plan or agreement of complete or partial liquidation, dissolution or restructuring or a plan or agreement of reorganization under any bankruptcy or similar Law;
(x)    waive, release, assign, settle or compromise any Proceeding, including any state or federal regulatory Proceeding seeking damages or injunction or other equitable relief, which waiver, release, assignment, settlement or compromise would reasonably be expected to result in a Partnership Material Adverse Effect;

(xi)    make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;
(xii)    except as required by applicable Law or the terms of any Partnership Benefit Plan existing and in effect on the date of this Agreement or as contemplated by this Agreement, (w) establish, adopt, materially amend or modify, commence participation in or terminate (or commit to establish, adopt, materially amend or modify, commence participation in or terminate) any material Partnership Benefit Plan (or any plan or arrangement that would be a material Partnership Benefit Plan if in effect as of the date of this Agreement), (x) materially increase in any manner the compensation, severance or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the General Partner, the Partnership or any of their respective Subsidiaries, or enter into or amend any employment, severance, termination, retention or consulting agreement, in each case, other than in the ordinary course of business, (y) accelerate any material rights or benefits under any Partnership Benefit Plan, or (z) grant or amend any Partnership LTIP Awards or other equity awards, except in the ordinary course of business; or
(xiii)    agree, in writing or otherwise, to take any of the foregoing actions.
(b)    Except (i) as permitted by this Agreement, (ii) as required by applicable Laws, (iii) as provided in any Parent Material Contract in effect as of the date of this Agreement or (iv) as consented to in writing by the Partnership (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time, Parent shall, and shall cause each other P66 Party to: (A) conduct its business in the ordinary course of business consistent with past practice; provided, that this Section 6.2(b)(iv)(A) shall not prohibit Parent and its Subsidiaries from taking commercially reasonable actions outside of the ordinary course of business or not consistent with past practice in response to (x) changes or developments resulting or arising from the COVID-19 pandemic or (y) other changes or developments that would reasonably be expected to cause a reasonably prudent company similar to Parent to take commercially reasonable actions outside of the ordinary course of business consistent with past practice; (B) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationship with it and retain the services of its present officers and key employees; (C) use commercially reasonable efforts to keep in full force and effect all material Permits of Parent and all material insurance policies maintained by the such P66 Party, other than changes to such policies made in the ordinary course of business; and (D) use commercially reasonable efforts to comply in all material respects with all applicable Laws and the requirements of all Parent Material Contracts. Without limiting the generality of the foregoing, except (i) as expressly permitted by this Agreement, (ii) as required by applicable Laws, (iii) as provided in any Parent Material Contract in effect as of the date of this Agreement or (iv) as consented to in writing by the Partnership (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time, Parent shall not, and shall not permit any of the other P66 Parties to:

(i)    amend any P66 Party’s Organizational Documents (whether by merger, consolidation, conversion or otherwise) in any manner that would reasonably be expected to (A) prevent or in any material respect hinder, impede or delay the ability of the parties to satisfy any of the conditions to or the consummation of the Merger or the other transactions contemplated by this Agreement or (B) adversely affect (1) the economic benefits to be obtained by Partnership Unaffiliated Unitholders or (2) the terms of the Parent Common Stock in any material respect;
(ii)    cause Parent to merge, consolidate or enter into any other business combination transaction or agreement with any Person in which such other Person is the surviving entity or that would reasonably be expected to prevent or in any material respect hinder, impede or delay the ability of the P66 Parties to satisfy any of the conditions to or the consummation of the Merger or the other transactions contemplated by this Agreement;
(iii)    adopt a plan or agreement of complete or partial liquidation, dissolution or restructuring of Parent or a plan or agreement of reorganization of Parent under any bankruptcy or similar Law;
(iv)    split, combine, divide, subdivide, reverse split, reclassify, recapitalize or effect any other similar transaction with respect to any of Parent’s capital stock or other equity interests;
(v)    waive, release, assign, settle or compromise any Proceeding, including any state or federal regulatory Proceeding seeking damages or injunction or other equitable relief, if such waiver, release, assignment, settlement or compromise would reasonably be expected to result in a Parent Material Adverse Effect;
(vi)    make any material changes in financial accounting methods, principles or practices (or change an annual accounting period) of Parent, except insofar as may be required by a change in GAAP or applicable Law;
(vii)    declare, authorize, set aside or pay any distribution payable in cash, stock or property in respect of any of Parent’s capital stock, other than regular quarterly cash dividends on the Parent Common Stock in the ordinary course of business consistent with past practice and other than dividends or distributions with a record date after the Effective Time, subject to Section 6.10; provided, however, that nothing contained herein shall prohibit Parent Board from increasing or decreasing the quarterly cash dividend on Parent Common Stock; or
(viii)    agree, in writing or otherwise, to take any of the foregoing actions.
Section 6.3    Reasonable Best Efforts. Subject to the terms and conditions of, and other than as expressly contemplated by, this Agreement, each of the P66 Parties, on the one hand, and the Partnership and the General Partner, on the other hand, shall cooperate with the other and use and shall cause their respective Subsidiaries to use their reasonable best efforts to (i) take, or cause to be taken, all appropriate actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date), including, for the avoidance of doubt, in the case of Parent and the General Partner, until the Effective Time or the termination of this Agreement, retaining ownership and voting control, directly or indirectly, over all Common Units and the General Partner Interest in the Partnership beneficially owned by Parent, any of its Subsidiaries or the General Partner, as applicable, as of the date of this Agreement or acquired thereafter, and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents; (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, waivers, clearances, expirations or terminations of waiting periods, registrations, Permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the transactions contemplated by this Agreement; and (iii) defend any Proceedings challenging this Agreement or the consummation of the transactions contemplated by this Agreement or seek to have lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement.
Section 6.4    Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Partnership. Thereafter, neither Parent nor the Partnership shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement or the transactions contemplated by this Agreement without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Laws or by any applicable listing agreement with the NYSE as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party); provided, however, that each party and their respective Affiliates may make statements that are consistent with statements made in previous press releases, public disclosures or public statements made by Parent or the Partnership in compliance with this Section 6.4.
Section 6.5    Access to Information. Upon reasonable advance notice and subject to applicable Laws relating to the exchange of information, each party shall, and shall cause each of its Subsidiaries to, afford to the other party and its Representatives, reasonable access during normal business hours (and, with respect to books and records, the right to copy) to all of its and such Subsidiaries’ properties, commitments, books, Contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives, in each case for integration and operational planning related to the transactions contemplated by this Agreement; provided, that such access shall be provided on a basis that minimizes the disruption to the operations of the requested party and its Representatives. Subject to applicable Laws, from the date of this Agreement until the Effective Time, Parent and the Partnership shall furnish promptly to one another (i) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it in connection with the transactions contemplated by this Agreement during such period pursuant to the requirements of federal, state or foreign Laws (including pursuant to the Securities Act, the Exchange Act and the rules of any Governmental Authority thereunder), as applicable (other than documents that such party is not permitted to disclose under applicable Laws) (which such furnishing will be deemed to have occurred in the case of any document filed with or furnished to the SEC without further action on the part of the furnishing party), and (ii) all information concerning Parent’s or the Partnership’s business, properties and personnel as the other party may reasonably request, including all information relating to environmental matters, for the purpose of completing the other party’s due diligence. Notwithstanding the foregoing, no party shall have an obligation to provide access to any information the disclosure of which the other party has concluded may jeopardize any privilege available to such party or any of its Affiliates relating to such information or would be in violation of a confidentiality obligation binding on such party or any of its Affiliates.
Section 6.6    Indemnification and Insurance.
(a)    From and after the Effective Time, to the fullest extent permitted under applicable Laws, Parent shall, and shall cause the Surviving Entity to, (i) indemnify and hold harmless each Indemnified Person against any reasonable costs or expenses (including reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Proceeding, including any Proceeding relating to a claim for indemnification or advancement brought by an Indemnified Person), judgments, fines, losses, claims, damages or liabilities, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in connection with any actual or threatened Proceeding, and, upon receipt by Parent of an undertaking by or on behalf of the Indemnified Person to repay such amount if it shall be determined in a final and non-appealable judgment entered by a court of competent jurisdiction that the Indemnified Person is not entitled to be indemnified, provide advancement of expenses with respect to each of the foregoing to, all Indemnified Persons; and (ii) honor the provisions regarding elimination of liability of officers and directors, indemnification of officers, directors and employees and advancement of expenses contained in the Organizational Documents of the Partnership and the General Partner immediately prior to the Effective Time, and ensure that the Organizational Documents of the Partnership and the General Partner or any of their respective successors or assigns, if applicable, shall, for a period of six years following the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers and employees of the Partnership and the General Partner than are presently set forth in such Organizational Documents. Any right of an Indemnified Person pursuant to this Section 6.6(a) shall not be amended, repealed, terminated or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Person as provided herein, and shall be enforceable by such Indemnified Person and heir respective heirs and Representatives against Parent, the Partnership and the General Partner and their respective successors and assigns.
(b)    The Surviving Entity, or Parent on behalf of the Surviving Entity, shall maintain in effect for a period of six years following the Effective Time the Partnership’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the Effective Time with respect to Indemnified Persons (provided, that the Surviving Entity, or Parent on behalf of the Surviving Entity, may substitute therefor policies with reputable carriers of at least the same coverage containing terms and conditions that are no less favorable to the Indemnified Persons in any material respect); provided, however, that in no event shall the Surviving Entity or Parent, as applicable, be required to expend pursuant to this Section 6.6(b) more than an amount per year equal to 300% of current annual premiums paid by the Partnership for such insurance (the “Maximum Amount”). In the event that, but for the proviso to the immediately preceding sentence, the Surviving Entity would be required to expend more than the Maximum Amount, the Surviving Entity, or Parent on behalf of the Surviving Entity, shall obtain the maximum amount of such insurance as is available for the Maximum Amount. If Parent, in its sole discretion elects, then, in lieu of the obligations of the Surviving Entity under this Section 6.6(b), the Partnership or Parent may (but shall be under no obligation to), prior to the Effective Time, purchase a prepaid “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Persons in their capacity as such; provided, that in no event shall the cost of such policy exceed six times the Maximum Amount.
(c)    The rights of any Indemnified Person under this Section 6.6 shall be in addition to any other rights such Indemnified Person may have under the Parent Organizational Documents, the Organizational Documents of each of the Partnership, the General Partner, the Surviving Entity or any Subsidiary of Parent or the Partnership, any indemnification agreements, or the DLLCA or DRULPA. The provisions of this Section 6.6 shall survive the consummation of the transactions contemplated by this Agreement and are expressly intended to benefit each of the Indemnified Persons and their respective heirs and Representatives. If Parent, the Surviving Entity and/or the General Partner, or any of their respective successors or assigns (i) consolidates with or merges into any other Person, or (ii) transfers or conveys all or substantially all of their businesses or assets to any other Person, then, in each such case, to the extent necessary, a proper provision shall be made so that the successors and assigns of Parent, the Surviving Entity and/or the General Partner shall assume the obligations of Parent, the Surviving Entity and the General Partner set forth in this Section 6.6.
Section 6.7    Fees and Expenses. Except as otherwise provided in Section 8.2 and Section 8.3, all fees and expenses incurred in connection with the transactions contemplated by this Agreement including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated by this Agreement, shall be the obligation of the respective party incurring such fees and expenses, except (a) Parent and the Partnership shall each bear and pay one half of the expenses incurred in connection with the filing, printing and mailing of the Registration Statement and the Information Statement and (b) Parent shall pay all costs and fees of the Exchange Agent and all expenses associated with the exchange process.
Section 6.8    Section 16 Matters. Prior to the Effective Time, the Partnership shall take all such steps as may be required (to the extent permitted under applicable Laws) to cause any dispositions of Common Units (including derivative securities with respect to Common Units) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership, or will become subject to such reporting requirements with respect to

Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 6.9    Stock Exchange Listing, Delisting and Deregistration.
(a)    Parent shall use its reasonable best efforts to cause the Parent Shares to be issued in connection with the Merger to be listed on the NYSE, subject to official notice of issuance, prior to the Effective Time. Prior to the Closing, Parent shall submit a supplemental listing application with the NYSE (the “NYSE Listing Application”) with respect to such Parent Shares in accordance with the requirements of the NYSE. Parent shall use its reasonable best efforts to have the NYSE Listing Application approved (subject to official notice of issuance) as promptly as practicable after such submission (including by responding to comments of NYSE). The Partnership shall furnish all information as may be reasonably requested by Parent in connection with any such action and the preparation and submission of the NYSE Listing Application. No submission of, or amendment or supplement to, the NYSE Listing Application will be made by Parent without providing the Partnership with a reasonable opportunity to review and comment thereon. In addition, Parent agrees to provide the Partnership and its legal counsel with copies of any written comments, and shall inform the Partnership of any oral comments, that Parent or its counsel may receive from time to time from the NYSE or its staff with respect to the NYSE Listing Application promptly after receipt of such comments, and any written or oral responses thereto. The Partnership and its legal counsel shall be given a reasonable opportunity to review any such written responses and Parent shall give due consideration to the additions, deletions or changes suggested thereto by the Partnership and its counsel.
(b)    The Partnership will cooperate and use its reasonable best efforts to cause the delisting of Common Units from the NYSE and the deregistration of such securities under the Exchange Act as promptly as practicable following the Closing in compliance with applicable Law.
Section 6.10    Dividends and Distributions. After the date of this Agreement and until the Effective Time, each of Parent and the Partnership shall coordinate with the other regarding the timing of any declaration of any dividends or distributions in respect of Parent Common Stock and Common Units and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Common Units shall not receive, for any quarter, distributions both in respect of Common Units and also dividends in respect of Parent Common Stock that they receive in exchange therefor in the Merger, but that they shall receive for any such quarter either: (i) only distributions in respect of Common Units or (ii) only dividends in respect of Parent Common Stock that they receive in exchange therefor in the Merger. Without limiting the foregoing, the General Partner shall cause the Partnership to declare, authorize and pay regular quarterly cash distributions on the Common Units in accordance with past practice and in an amount not less than $0.875 per Common Unit for the quarterly period ending December 31, 2021 and for each full quarterly period thereafter during the term of this Agreement to the extent the Closing does not occur prior to the applicable record date established by the GP Board with respect to each such quarterly distribution; provided, however, that neither the General Partner nor the Partnership shall be required to take any action pursuant to this Section 6.10 that would violate applicable Law, the Organizational Documents of the Partnership or any Contract to which the Partnership or the General Partner is a party as of the date hereof.

Section 6.11    Conflicts Committee. Prior to the earlier of the Effective Time and the termination of this Agreement, Parent shall not, and it shall not permit any of its Subsidiaries to, take any action intended to cause the General Partner (or the sole member of the General Partner) to, without the consent of a majority of the then existing members of the Conflicts Committee, eliminate the Conflicts Committee, revoke or diminish the authority of the Conflicts Committee or remove or cause the removal of any director of the General Partner who is a member of the Conflicts Committee either as a director or as a member of such committee. For the avoidance of doubt, this Section 6.11 shall not apply to the removal of any director for Cause or the filling, in accordance with the provisions of the General Partner Company Agreement, of any vacancies in the Conflicts Committee, including any vacancies caused by the resignation, death or incapacity of any such director or any such removal of a director for Cause.
Section 6.12    Performance by the General Partner. Parent will cause the General Partner, the Partnership and their respective Subsidiaries to comply with the provisions of this Agreement. Notwithstanding the foregoing, it is understood and agreed that actions or inactions by the Partnership and the General Partner and their respective Subsidiaries shall not be deemed to be breaches or violations or failures to perform by Parent of any of the provisions of this Agreement unless such action or inaction was or was not taken, in either case, at the direction of Parent. In no event shall the General Partner or the Partnership have any liability for, or be deemed to breach, violate or fail to perform any of the provisions of this Agreement by reason of, any action taken or omitted to be taken by the General Partner, the Partnership, any of their respective Subsidiaries or any of their respective Representatives at the direction of Parent, any of its Subsidiaries or any of their respective Representatives.
Section 6.13    Tax Matters. For U.S. federal income tax purposes (and for purposes of any applicable state, local or foreign Tax that follows the U.S. federal income tax treatment), the parties agree to treat the Merger as a taxable sale of 99% of the Public Common Units to P66 PDI and 1% of the Public Common Units to P66 Company in exchange for the Merger Consideration. The parties will prepare and file all Tax Returns consistent with the foregoing and will not take any inconsistent position on any Tax Return, or during the course of any Proceeding with respect to Taxes, except as otherwise required by applicable Law following a final determination by a court of competent jurisdiction or other administrative settlement with or final administrative decision by the relevant Governmental Authority.
Section 6.14    Takeover Statutes. Parent shall not, and shall cause its Subsidiaries not to, take any action that would, or would reasonably be expected to, cause any Takeover Law to become applicable to this Agreement, the Merger, the Parent Stock Issuance or the other transactions contemplated by this Agreement or related thereto. If any Takeover Law shall become applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement or related thereto, Parent, the Parent Board, the General Partner, the GP Board and the Conflicts Committee shall use reasonable best efforts to take such actions so that the transactions contemplated by this Agreement, including the Merger and the Parent Stock Issuance, may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by this Agreement, including the Merger and the Parent Stock Issuance.

Section 6.15    Securityholder Litigation. The Partnership and the General Partner shall give Parent prompt notice and the opportunity to participate in the defense or settlement of any securityholder litigation against the Partnership and the General Partner and/or their directors (as applicable) relating to the transactions contemplated by this Agreement and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the Partnership and the General Partner shall in any event control such defense and/or settlement and shall not be required to provide information if doing so would be reasonably expected to violate the confidentiality obligations of such party or threaten the loss of any attorney-client privilege or other applicable legal privilege.
ARTICLE VII

CONDITIONS PRECEDENT
Section 7.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Laws) on or prior to the Closing Date of the following conditions:
(a)    Written Consent. The Written Consent shall not have been amended, modified, withdrawn, terminated or revoked; provided, however, that this Section 7.1(a) shall not imply that the Written Consent is permitted by the Partnership Agreement or applicable Law to be amended, modified or revoked following its execution by holders of the Common Units constituting a Unit Majority.
(b)    No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the transactions contemplated by this Agreement or making the consummation of the transactions contemplated by this Agreement illegal.
(c)    Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no Proceedings for that purpose shall have been initiated or threatened by the SEC.
(d)    Information Statement. The Information Statement shall have been mailed to all holders of Common Units following effectiveness of the Registration Statement and at least 20 Business Days prior to the Closing.
(e)    Stock Exchange Listing. The Parent Common Stock deliverable to the Limited Partners as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.
Section 7.2    Conditions to Obligations of the P66 Parties to Effect the Merger. The obligations of the P66 Parties to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Laws) on or prior to the Closing Date of the following conditions:

(a)    Representations and Warranties. (i) The representations and warranties of the Partnership and the General Partner contained in Section 4.1, Section 4.3(a) and Section 4.6(a) shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of the Partnership and the General Partner contained in Section 4.2(a) and Section 4.2(c) shall be true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) all other representations and warranties of the Partnership and the General Partner set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Partnership Material Adverse Effect” set forth in any individual representation or warranty, other than in Section 4.5 and Section 4.10) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Partnership and the General Partner by an executive officer of the General Partner to such effect.
(b)    Performance of Obligations of the Partnership and the General Partner. Each of the Partnership and the General Partner shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. Parent shall have received a certificate signed on behalf of the Partnership and the General Partner by an executive officer of the General Partner to such effect.
Section 7.3    Conditions to Obligation of the Partnership to Effect the Merger. The obligation of the Partnership to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Laws) on or prior to the Closing Date of the following conditions:
(a)    Representations and Warranties. (i) The representations and warranties of the P66 Parties contained in Section 5.1, Section 5.3(a), Section 5.3(c) and Section 5.6(a) shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of the P66 Parties contained in Section 5.2(a) and (e) shall be true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) all other representations and warranties of the P66 Parties set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual representation or warranty, other than in Section 5.5 and Section 5.9) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Partnership shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b)    Performance of Obligations of the P66 Parties. Each of the P66 Parties shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. The Partnership shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.
Section 7.4    Frustration of Closing Conditions.
(a)    Neither the Partnership nor the General Partner may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was due to the failure of either such party to perform and comply in all material respects with the covenants and agreements in this Agreement to be performed or complied with by it prior to the Closing.
(b)    None of the P66 Parties may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was due to the failure of any such party to perform and comply in all material respects with the covenants and agreements in this Agreement to be performed or complied with by it prior to the Closing.
ARTICLE VIII

TERMINATION
Section 8.1    Termination. This Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Effective Time:
(a)    by the mutual written consent of Parent and the Partnership duly authorized by the Parent Board and the Conflicts Committee, respectively;
(b)    by either of Parent or the Partnership:
(i)    if the Closing shall not have been consummated on or before April 26, 2022 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available (A) to Parent or the Partnership if the inability to satisfy such condition was due to the failure of, in the case of Parent, a P66 Party, or, in the case of the Partnership, the Partnership or the General Partner, to perform and comply in all material respects with the covenants and agreements to be performed or complied with by it prior to the Closing or (B) to Parent or the Partnership if, in the case of Parent, the Partnership or the General Partner, or, in the case of the Partnership, a P66 Party, has filed (and is then pursuing) an action seeking specific performance as permitted by Section 9.9; or
(ii)    if any Restraint having the effect set forth in Section 7.1(b) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to Parent or the Partnership if such Restraint was due to the failure of, in the case of Parent, a P66 Party, or, in the case of the Partnership, the Partnership or the General Partner, to perform any of its obligations under this Agreement.

(c)    by Parent if the Partnership or the General Partner shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of the Partnership or the General Partner set forth in this Agreement shall fail to be true), which breach or failure (i) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 7.2(a)(i) or Section 7.2(b) and (ii) is incapable of being cured, or is not cured, by the Partnership or the General Partner within 30 days following receipt of written notice from Parent of such breach or failure; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if a P66 Party is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.
(d)    by the Partnership (which termination may be effected for the Partnership by the Conflicts Committee without the consent, authorization or approval of the GP Board) if Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of Parent set forth in this Agreement shall fail to be true), which breach or failure (i) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 7.3(a)(i) or Section 7.3(b) and (ii) is incapable of being cured, or is not cured, by Parent within 30 days following receipt of written notice from the Partnership of such breach or failure; provided, that the Partnership shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if the Partnership or the General Partner is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.
Section 8.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the provisions in the last sentence of Section 6.5, the provisions in Section 6.7, this Section 8.2, Section 8.3 and Article IX, all of which shall survive termination of this Agreement), and, except as otherwise provided in this Section 8.2, there shall be no liability on the part of any of any P66 Party, the Partnership or the General Partner or their respective Representatives, directors, officers and Affiliates; provided, however, that no such termination shall relieve any party hereto from (a) its obligation to pay the Parent Expense Reimbursement or the Partnership Expense Reimbursement, as applicable, if, as and when required pursuant to Section 8.3, (b) any liability for any failure to consummate the Merger and the other transactions contemplated by this Agreement when required pursuant to this Agreement or (c) any liability for intentional fraud or a Willful Breach of any covenant or other agreement contained in this Agreement. Notwithstanding the foregoing, in no event shall the General Partner or the Partnership have any liability for any matter set forth in the proviso of the preceding sentence for any action taken or omitted to be taken by the General Partner, the Partnership, any of their respective Subsidiaries or any of their respective Representatives at the direction of Parent, any of its Subsidiaries or any of their respective Representatives. For purposes of this Agreement, “Willful Breach” shall mean a material breach of this Agreement that is a consequence of a deliberate act or a deliberate failure to act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would (i) cause a material breach of this Agreement and (ii) prevent or materially delay the Closing.
Section 8.3    Expenses.

(a)    In the event of termination of this Agreement by Parent pursuant to Section 8.1(c), then the Partnership shall promptly, but in no event later than two Business Days after receipt of an invoice (with supporting documentation) therefor from Parent, pay Parent’s designee all of the reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants) incurred by Parent and its Affiliates in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum amount of $4,500,000 (the “Parent Expense Reimbursement”).
(b)    In the event of termination of this Agreement by the Partnership pursuant to Section 8.1(d), then Parent shall promptly, but in no event later than two Business Days after receipt of an invoice (with supporting documentation) therefor from the Partnership, pay the Partnership’s designee all of the reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants) incurred by the Partnership and its Affiliates in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum amount of $4,500,000 (the “Partnership Expense Reimbursement”); provided, that the Partnership Expense Reimbursement shall not exceed the maximum amount, if any, that the Partnership reasonably determines can be paid to the Partnership without causing the Partnership to fail the gross income requirement in Section 7704(c)(2) of the Code, treating the Partnership Expense Reimbursement as non-qualifying income and after taking into consideration all other sources of non-qualifying income of the Partnership, unless the Partnership receives an opinion of counsel or a ruling from the Internal Revenue Service to the effect that the Partnership’s receipt of the Partnership Expense Reimbursement will either constitute qualifying income (as defined in Section 7704(d) of the Code) or be excluded from gross income for purposes of Section 7704 of the Code.
(c)    Each of the parties hereto acknowledges that the Parent Expense Reimbursement and Partnership Expense Reimbursement are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate the other party, as applicable, in the circumstances in which such amounts are due and payable and which do not involve fraud or Willful Breach, for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. In no event shall a party be entitled to more than one payment of the Parent Expense Reimbursement and Partnership Expense Reimbursement, as applicable, in connection with a termination of this Agreement pursuant to which such amounts are payable.
ARTICLE IX

MISCELLANEOUS
Section 9.1    No Survival, Etc. The representations, warranties and agreements in this Agreement (including, for the avoidance of doubt, any schedule, instrument or other document delivered pursuant to this Agreement) shall terminate at the Effective Time or, except as otherwise provided in Section 8.2 or Section 8.3, upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that the agreements set forth in Article I, Article II, Article III, the last sentence of Section 6.5, Section 6.7 and Article IX and any other agreement in this Agreement that contemplates performance after the Effective Time shall survive the Effective Time.
Section 9.2    Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties, by action taken or authorized by the Parent Board and the GP Board; provided, however, that the GP Board may not take or authorize any such action unless it has been approved by the Conflicts Committee; provided, further, that there shall be no amendment or change to the provisions of this Agreement that by applicable Laws, the Partnership Agreement or stock exchange rule would require further approval by Limited Partners.
Section 9.3    Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto, (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions or (d) make or grant any consent under this Agreement; provided, however, that the GP Board may not take or authorize any such action unless it has been approved in writing by the Conflicts Committee. Notwithstanding the foregoing, no failure or delay by the Partnership, the General Partner, or any P66 Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
Section 9.4    GP Board Consent. Unless otherwise expressly set forth in this Agreement, whenever a determination, decision, approval, consent, waiver or agreement of the Partnership or the General Partner is required pursuant to this Agreement (including any determination to exercise or refrain from exercising any rights under Article VIII or to enforce the terms of this Agreement (including Section 9.9)), such approval, consent, waiver, decision or determination must be authorized by the GP Board; provided, however, that the GP Board may not take or authorize any such action unless it has been approved in writing by the Conflicts Committee.
Section 9.5    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties, but no such assignment shall relieve Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 9.5 shall be null, void and ineffective.
Section 9.6    Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.
Section 9.7    Entire Understanding; No Third-Party Beneficiaries. This Agreement, the Partnership Disclosure Schedule and any certificates delivered by any party pursuant to this agreement (a) constitute the entire agreement and understanding, and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and thereof and (b) shall not confer upon any Person other than the parties hereto any rights (including third-party beneficiary rights or otherwise) or remedies hereunder, except for, in the case of clause (b) of this sentence, (i) the right of a holder of Public Common Units to receive the Merger Consideration (a claim by any holder of Public Common Units with respect to which may not be made unless and until the Closing shall have occurred), the right of a holder of a Partnership LTIP Award to receive the Merger Consideration (a claim by any holder of Partnership LTIP Award with respect to which may not be made unless and until the Closing shall have occurred) and (ii) the provisions of Section 6.6 and Section 9.12.
Section 9.8    Governing Law; Jurisdiction; Waiver of Jury Trial.
(a)    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.
(b)    Each of the parties hereto irrevocably agrees that any legal action or Proceeding with respect to this Agreement and the rights and obligations arising hereunder, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto consents to service being made through the notice procedures set forth in Section 9.10, irrevocably submits with regard to any such action or Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or Proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9.8, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Laws, any claim that (A) the suit, action or Proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party hereto expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Law of the State of Delaware and of the United States of America; provided, however, that each such party’s consent to jurisdiction and service contained in this Section 9.8(b) is solely for the purpose referred to in this Section 9.8(b) and shall not be deemed to be a general submission to such courts or in the State of Delaware other than for such purpose.

(c)    EACH PARTY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.
Section 9.9    Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 9.9 in the Delaware Court of Chancery or any other state or federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) either party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity (it being understood that nothing in this sentence shall prohibit the parties hereto from raising other defenses to a claim for specific performance or other equitable relief under this Agreement). Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.9, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
Section 9.10    Notices. All notices and other communications hereunder must be in writing and will be deemed duly given if delivered personally or by email transmission, or mailed through a nationally recognized overnight courier, postage prepaid, to the parties at the following addresses (or at such other address for a party as specified by like notice, provided, however, that notices of a change of address will be effective only upon receipt thereof):
If to any of the P66 Parties, to:
c/o Phillips 66
2331 CityWest Blvd.
Houston, Texas 77042
Attention: General Counsel
Email:
with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Attention:     Thomas G. Brandt
    William N. Finnegan IV

Email:     thomas.brandt@lw.com
    bill.finnegan@lw.com

If to the Partnership or the General Partner, to:
Phillips 66 Partners GP LLC
2331 CityWest Blvd.
Houston, Texas 77042
Attention: General Counsel
Email:
with a copy (which shall not constitute notice) to:
Vinson & Elkins L.L.P.
2001 Ross Avenue, Suite 3900
Dallas, Texas 75201
Attention:    Alan J. Bogdanow
    Peter C. Marshall
Email:    abogdanow@velaw.com
    pmarshall@velaw.com

Notices will be deemed to have been received on the date of receipt if (a) delivered by hand or nationally recognized overnight courier service or (b) upon receipt of an appropriate confirmation by the recipient when so delivered by email (to such email specified or another email or emails as such person may subsequently designate by notice given hereunder only if followed by overnight or hand delivery).
Section 9.11    Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Laws in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.
Section 9.12    Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, equityholder, agent, attorney, financing source, Representative or Affiliate of any party hereto or of any of their respective Affiliates (unless such Affiliate is expressly a party to this Agreement) shall have any liability (whether in contract or in tort or otherwise) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated by this Agreement; provided, however, that nothing in this Section 9.12 shall limit any liability of the parties to this Agreement for breaches of the terms and conditions of this Agreement.
[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PARENT:

PHILLIPS 66

By:     /s/ Kevin J. Mitchell
Name: Kevin J. Mitchell
Title: Executive Vice President, Finance and Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

P66 COMPANY:

PHILLIPS 66 COMPANY

By:     /s/ Kevin J. Mitchell
Name: Kevin J. Mitchell
Title: Executive Vice President, Finance and Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

P66 PDI:

PHILLIPS 66 PROJECT DEVELOPMENT INC.

By:     /s/ Benjamin Hur
Name:    Benjamin Hur
Title:    Vice President

[Signature Page to Agreement and Plan of Merger]

MERGER SUB:

PHOENIX SUB LLC

By:     /s/ Benjamin Hur
Name:    Benjamin Hur
Title:    Vice President

[Signature Page to Agreement and Plan of Merger]

PARTNERSHIP:

PHILLIPS 66 PARTNERS LP

By: Phillips 66 Partners GP LLC,
    its general partner

By:     /s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title:    Vice President and Chief Operating Officer

[Signature Page to Agreement and Plan of Merger]

GENERAL PARTNER:

PHILLIPS 66 PARTNERS GP LLC

By:     /s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title:    Vice President and Chief Operating Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit 3.1
Execution Version
AMENDMENT NO. 1
TO THE
THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
OF
PHILLIPS 66 PARTNERS LP
This Amendment No. 1 (this “Amendment”) to the Third Amended and Restated Agreement of Limited Partnership of Phillips 66 Partners LP, a Delaware limited partnership (the “Partnership”), dated as of August 1, 2019 (the “Partnership Agreement”), is entered into effective as of October 26, 2021 by Phillips 66 Partners GP LLC, a Delaware limited liability company (the “General Partner”), as the general partner of the Partnership. Capitalized terms used but not defined herein have the respective meanings given to such terms in the Partnership Agreement.
RECITALS
WHEREAS, Section 13.2 of the Partnership Agreement provides that amendments to the Partnership Agreement may be proposed only by the General Partner;
WHEREAS, Section 13.2 of the Partnership Agreement further provides that any amendment to the Partnership Agreement shall be effective upon its approval by the General Partner and, except as otherwise provided by Section 13.1 of the Partnership Agreement or Section 13.3 of the Partnership Agreement, the holders of a Unit Majority, unless a greater or different percentage of Outstanding Units is required under the Partnership Agreement;
WHEREAS, Section 13.3(c) of the Partnership Agreement provides that except as provided in Section 14.3 of the Partnership Agreement, and without limitation of the General Partner's authority to adopt amendments to the Partnership Agreement without the approval of any Partners as contemplated in Section 13.1 of the Partnership Agreement, any amendment to the Partnership Agreement that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected;
WHEREAS, Section 5.11(b)(ii)(B) of the Partnership Agreement provides that any amendment to the Partnership Agreement that is adverse (other than in a de minimis manner) to any of the rights, preferences and privileges of the Series A Preferred Units requires the affirmative vote of the Record Holders of the Series A Required Voting Percentage;
WHEREAS, Section 13.3(d) of the Partnership Agreement provides that, except for amendments pursuant to Section 13.1 of the Partnership Agreement and except as otherwise provided by Section 14.3(f) of the Partnership Agreement, no amendments to the Partnership Agreement shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the State of Delaware (the “Opinion”);

US-DOCS\124369524.5

WHEREAS, the Board of Directors has authorized the General Partner to propose this Amendment and to seek the approval of this Amendment by the written consent of the holders of a Unit Majority in accordance with Section 13.2 of the Partnership Agreement, by the written consent of the Record Holders of the Series A Required Voting Percentage in accordance with Section 5.11(b)(ii)(B) of the Partnership Agreement (the “Series A Preferred Approval”) and by the written consent of the holders of not less than a majority of the Outstanding Partnership Interests of the class affected by the Amendment in accordance with Section 13.3(c) of the Partnership Agreement, to the extent such approval is required;
WHEREAS, each of (a) Phillips 66 Project Development Inc., a Delaware corporation (“P66 PDI”), as the owner of 169,760,137 Common Units, representing approximately 70.21% of the aggregate outstanding Common Units and Series A Preferred Units (on an as-converted basis) as of the date hereof, and (b) Stonepeak Screwdriver SPV LLC, an affiliate of Stonepeak Partners LP (“Stonepeak”), as the owner of 11,608,624 Series A Preferred Units, representing approximately 86.30% of the outstanding Series A Preferred Units and 4.80% of the aggregate outstanding Common Units and Series A Preferred Units (on an as-converted basis) as of the date hereof, has consented in writing to the adoption of this Amendment;
WHEREAS, the consent of P66 PDI and Stonepeak to the adoption of this Amendment constitutes the required approval of the holders of a Unit Majority (the “Unit Majority Approval”), and the consent of Stonepeak constitutes the required Series A Preferred Approval and the approval required by Section 13.3(c) of the Partnership Agreement (the “Section 13.3(c) Approval”) to the extent the Section 13.3(c) Approval is required;
WHEREAS, the Partnership has received the Opinion; and
WHEREAS, following the Partnership’s receipt of the Unit Majority Approval, the Series A Preferred Approval, the Section 13.3(c) Approval and the Opinion, this Amendment has been approved by the holders of the Common Units and the Series A Preferred Units in accordance with the Partnership Agreement and the General Partner does hereby approve and adopt this Amendment.
NOW, THEREFORE, the Partnership Agreement is hereby amended as follows:
Section 1.Amendments.
(a)Section 1.1 of the Partnership Agreement is hereby amended to add the following definition in proper alphabetical order:
“Partnership Rollup Series A Conversion Rate” means the number of Common Units issuable to a Series A Preferred Unitholder upon the conversion of the Series A Preferred Units held by such Series A Preferred Unitholder immediately prior to the Partnership Rollup Event, at a conversion ratio equal to the quotient of (I) (a) the product of  (i) 147.5% multiplied by (ii) the Series A Issue Price less (b) such Series A Preferred Unitholder’s Pro Rata portion of the aggregate cash distributions paid on all Series A Preferred Units on or prior to the date of such Partnership Rollup Event with respect to any Quarter following the Quarter ending June 30,
2

US-DOCS\124369524.5

2021, divided by (II) the closing price of the Common Units on the last Trading Day immediately preceding the closing of such Partnership Rollup Event.”
(b)Section 5.11(b)(vi) of the Partnership Agreement is hereby amended and restated in its entirety to read as follows:
“(vi)    Series A Change of Control.
(A)    Subject to Section 5.11(b)(v)(B), in the event of a Series A Cash Change of Control, the Outstanding Series A Preferred Units shall be automatically converted, without requirement of any action of the Series A Preferred Unitholders, into Common Units at the Series A COC Conversion Rate immediately prior to the closing of the applicable Series A Change of Control.
(B)    Subject to Section 5.11(b)(v)(B), at least 10 Business Days prior to consummating a Series A Change of Control (other than a Series A Cash Change of Control or a Partnership Rollup Event (including, for the avoidance of doubt, any Partnership Rollup Event that results in the Common Units no longer being listed or admitted to trading on a National Securities Exchange)), the Partnership shall provide written notice thereof to the Series A Preferred Unitholders. Subject to Section 5.11(b)(v)(B), if a Series A Change of Control (other than a Series A Cash Change of Control or a Partnership Rollup Event (including, for the avoidance of doubt, any Partnership Rollup Event that results in the Common Units no longer being listed or admitted to trading on a National Securities Exchange)) occurs, then each Series A Preferred Unitholder, with respect to all but not less than all of its Series A Preferred Units, by notice given to the Partnership within 10 Business Days of the date the Partnership provides written notice of the execution of definitive agreements that provide for such Series A Change of Control, shall be entitled to elect one of the following (with the understanding that any Series A Preferred Unitholder who fails to timely provide notice of its election to the Partnership shall be deemed to have elected the option set forth in clause (1) below):
(1)    convert all, but not less than all, of such Series A Preferred Unitholder’s Outstanding Series A Preferred Units into Common Units at the then-applicable Series A Conversion Rate;
(2)    except as described below, if the Partnership will not be the surviving Person upon the consummation of such Series A Change of Control or the Partnership will be the surviving Person but its Common Units will no longer be listed or admitted to trading on a National Securities Exchange, require the Partnership to use its commercially reasonable efforts to deliver or to cause to be delivered to the Series A Preferred Unitholders, in exchange for their Series A Preferred Units upon the consummation of such Series A Change of Control, a security in the surviving Person or the parent of the surviving Person that has rights,
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preferences and privileges substantially similar to the Series A Preferred Units, including, for the avoidance of doubt, the right to distributions equal in amount and timing to those provided in Section 5.11(b)(i) and a conversion rate proportionately adjusted such that the conversion of such security in the surviving Person or parent of the surviving Person immediately following the consummation of such Series A Change of Control would entitle the Record Holder to the number of common securities of such Person (together with a number of common securities of equivalent value to any other assets received by holders of Common Units in such Series A Change of Control) which, if a Series A Preferred Unit had been converted into Common Units immediately prior to such Series A Change of Control, such Record Holder would have been entitled to receive immediately following such Series A Change of Control (such security in the surviving Person, a “Series A Substantially Equivalent Unit”); provided, however, that, if the Partnership is unable to deliver or cause to be delivered Series A Substantially Equivalent Units to any Series A Preferred Unitholder in connection with such Series A Change of Control, each Series A Preferred Unitholder shall be entitled to (aa) require conversion or redemption of such Series A Preferred Units in the manner contemplated by clause (1) or (4) of this Section 5.11(b)(vi)(B) (at such holder’s election) or (bb) convert the Series A Preferred Units held by such Series A Preferred Unitholder immediately prior to such Series A Change of Control into a number of Common Units at a conversion ratio equal to: the quotient of (I) (a) the product of (i) 160% multiplied by (ii) the Series A Issue Price less (b) such Series A Preferred Unitholder’s Pro Rata portion of the sum of (i) the aggregate cash distributions paid on all Series A Preferred Units on or prior to the date of such Series A Change of Control and (ii) an amount in cash equal to the aggregate Series A Quarterly Distributions paid in Series A PIK Units (based on the value of such Series A PIK Units on the applicable Series A PIK Payment Date) on or prior to the date of such Series A Change of Control, divided by (II) an amount equal to 95% of the Average VWAP for the 30 Trading Day period immediately preceding the consummation of such Series A Change of Control; provided, however, that such ratio shall in no event exceed a value per Series A Preferred Unit that exceeds (x) 120% of the Series A Issue Price, in the case of such Series A Change of Control occurring prior to October 6, 2018; (2) 130% of the Series A Issue Price, in the case of such Series A Change of Control occurring on or after October 6, 2018 but prior to October 6, 2019; and (3) 140% of the Series A Issue Price, in the case of such Series A Change of Control occurring on or after October 6, 2019 but prior to October 6, 2020;
(3)    if the Partnership is the surviving Person upon the consummation of such Series A Change of Control, continue to hold such Series A Preferred Unitholder’s respective Series A Preferred Units; or
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(4)    require the Partnership to redeem all (but not less than all) of such Series A Preferred Unitholder’s respective Series A Preferred Units at a price per Series A Preferred Unit equal to 101% of the sum of (aa) the Series A Accrued Amount of such Series A Preferred Unit plus (bb) any Series A Partial Period Distributions on such Series A Preferred Unit. Any redemption pursuant to this clause (4) shall, as determined by the General Partner, be paid in cash, in Common Units or in a combination thereof. If all or any portion of such redemption is to be paid in Common Units, the Common Units to be issued shall be valued at 95% of the Average VWAP for the 30 Trading Day period ending on the fifth Trading Day immediately preceding the consummation of such Series A Change of Control. No later than three Trading Days prior to the consummation of such Series A Change of Control, the Partnership shall deliver a written notice to the Record Holders of the Series A Preferred Units stating the date on which the Series A Preferred Units will be redeemed and the Partnership’s computation of the amount of cash or Common Units to be received by the Record Holder upon redemption of such Series A Preferred Units. If the Partnership shall be the surviving Person upon the consummation of such Series A Change of Control, then no later than 10 Business Days following the consummation of such Series A Change of Control, the Partnership shall remit the applicable cash or Common Unit consideration to each Record Holder of then Outstanding Series A Preferred Units entitled to receive such cash or Common Unit consideration pursuant to this clause (4). If the Partnership will not be the surviving Person upon the consummation of such Series A Change of Control, then the Partnership shall remit the applicable cash or Common Unit consideration to such Record Holders immediately prior to the consummation of such Series A Change of Control. The Record Holders shall deliver to the Partnership Certificates representing the Series A Preferred Units, if any, as soon as practicable following such redemption. Record Holders of the Series A Preferred Units shall retain all of the rights and privileges thereof unless and until the consideration due to such Record Holders as a result of such redemption is paid in full in cash, Common Units or a combination of the foregoing, as applicable. After any such redemption, any such redeemed Series A Preferred Unit shall no longer constitute an issued and Outstanding Limited Partner Interest.
(C)    Subject to Section 5.11(b)(v)(B), in the event of a Partnership Rollup Event other than a Series A Cash Change of Control, the Outstanding Series A Preferred Units shall be automatically converted, without requirement of any action of the Series A Preferred Unitholders, the General Partner or any other party, into Common Units at the Partnership Rollup Series A Conversion Rate immediately prior to the closing of such Partnership Rollup Event.”
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Section 2.Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.
Section 3.Governing Law. This Amendment will be governed by and construed in accordance with the laws of the State of Delaware.

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IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.
GENERAL PARTNER:
PHILLIPS 66 PARTNERS GP LLC

By: /s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title: Vice President and Chief Operating Officer

[Signature Page to Amendment No. 1 to Third Amended and Restated Partnership Agreement]

Exhibit 99.1

Phillips 66 Announces Agreement to Acquire Phillips 66 Partners

•All-stock transaction at a fixed exchange ratio of 0.50 PSX shares for each PSXP common unit
•Simplifies governance and corporate structure
•Transaction expected to close in the first quarter of 2022

HOUSTON – Oct. 27, 2021 – Phillips 66 (NYSE: PSX) and Phillips 66 Partners (“PSXP” or the “Partnership”) (NYSE: PSXP) announced today that they have entered into a definitive agreement for Phillips 66 to acquire all of the publicly held common units representing limited partner interests in the Partnership not already owned by Phillips 66 and its affiliates.

The agreement, expected to close in the first quarter of 2022, provides for an all-stock transaction in which each outstanding PSXP common unitholder would receive 0.50 shares of PSX common stock for each PSXP common unit. The Partnership’s preferred units would be converted into common units at a premium to the original issuance price prior to exchange for Phillips 66 common stock.

“We are announcing an agreement to acquire all outstanding units of Phillips 66 Partners,” said Greg Garland, Chairman and CEO of Phillips 66. “We believe this acquisition will allow both PSX shareholders and PSXP unitholders to participate in the value creation of the combined entities, supported by the strong financial position of Phillips 66.”

The transaction value of the units being acquired is approximately $3.4 billion based on Oct. 26, 2021 market closing prices of both companies. Upon closing, the Partnership will be a wholly owned subsidiary of Phillips 66 and will no longer be a publicly traded partnership. Phillips 66 Project Development Inc., a wholly owned subsidiary of Phillips 66 and the holder of a majority of the outstanding common units of the Partnership, has voted its units to approve the transaction.

Citi and BofA Securities, Inc. are acting as financial advisors to Phillips 66, and Latham & Watkins LLP is acting as Phillips 66’s legal advisor.

The terms of the transaction were unanimously approved by the board of directors of the general partner of Phillips 66 Partners based on the unanimous approval and recommendation of its conflicts committee, comprised entirely of independent directors. The conflicts committee engaged Evercore as its financial advisor and Vinson & Elkins L.L.P. as its legal advisor.

No Offer or Solicitation
This news release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended.

Additional Information and Where You Can Find It
In connection with the proposed transaction, Phillips 66 will file a registration statement on Form S-4, which will include an information statement of the Partnership with the SEC. INVESTORS AND SECURITYHOLDERS OF PHILLIPS 66 AND THE PARTNERSHIP ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT, PROSPECTUS OR OTHER DOCUMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive information statement will be sent to securityholders of the Partnership in connection with any solicitation of proxies or consents of the Partnership unitholders relating to the proposed transaction. Investors and securityholders may obtain a free copy of such documents and other relevant documents (if and when available) filed by Phillips 66 or the Partnership with the SEC from the SEC’s website at www.sec.gov. Securityholders and other interested parties will also be able to obtain, without charge, a copy of such documents and other relevant documents (if and when available) from Phillips 66’s website at www.phillips66.com under the “Investors” tab under the heading “SEC Filings” or from the Partnership’s website at www.phillips66partners.com under the “Investors” tab and the “SEC Filings” sub-tab.

Participants in the Solicitation Relating to the Merger
Phillips 66, the Partnership and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies and consents in respect of the transaction. Information about these persons is set forth in Phillips 66’s proxy statement relating to its 2021 Annual Meeting, which was filed with the SEC on March 31, 2021; Phillips 66’s Annual Report on Form 10-K, which was filed with the SEC on February 24, 2021; certain of Phillips 66’s Current Reports on Form 8-K; the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 24, 2021, and subsequent statements of changes in beneficial ownership on file with the SEC. Securityholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ securityholders generally, by reading the registration statement/ information statement/prospectus and other relevant documents regarding the transaction (if and when available), which may be filed with the SEC.
CAUTIONARY STATEMENT FOR THE PURPOSES OF THE “SAFE HARBOR” PROVISIONS
OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
This news release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Words and phrases such as “is anticipated,” “is estimated,” “is expected,” “is planned,” “is scheduled,” “is targeted,” “believes,” “continues,” “intends,” “will,” “would,” “objectives,” “goals,” “projects,” “efforts,” “strategies” and similar expressions are used to identify such forward-looking statements. However, the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements included in this news release are based on management’s expectations, estimates and projections as of the date they are made. These statements are not guarantees of future performance and you should not unduly rely on them as they involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. Forward-looking statements contained in this release include, but are not limited to, statements regarding the expected benefits of the potential transaction to Phillips 66 and its shareholders and Phillips 66 Partners and its unitholders, and the anticipated consummation of the proposed transaction and the timing thereof. Factors that could cause actual results or events to differ materially from those described in the forward-looking statements include: uncertainties as to the timing to consummate the potential transaction; the effects of disruption to Phillips 66’s or Phillips 66 Partners’ respective businesses; the effect of this communication on the price of Phillips 66’s shares or Phillips 66 Partners’ common units; transaction costs; Phillips 66’s ability to achieve benefits from the proposed transaction; and the diversion of management’s time on transaction-related issues. Other factors that could cause actual results to differ from those in forward-looking statements include: the continuing effects of the COVID-19 pandemic and its negative impact on commercial activity and demand for refined petroleum products; the inability to timely obtain or maintain permits necessary for capital projects; changes to worldwide government policies relating to renewable fuels and greenhouse gas emissions that adversely affect programs like the renewable fuel standards program, low carbon fuel standards and tax credits for biofuels; fluctuations in NGL, crude oil, and natural gas prices, and petrochemical and refining margins; unexpected changes in costs for constructing, modifying or operating our facilities; unexpected difficulties in manufacturing, refining or transporting our products; the level and success of drilling and production volumes around the companies’ assets; risks and uncertainties with respect to the actions of actual or potential competitive suppliers and transporters of refined petroleum products, renewable fuels or specialty products; lack of, or disruptions in, adequate and reliable transportation for NGL, crude oil, natural gas, and refined products; potential liability from litigation or for remedial actions, including removal and reclamation obligations under environmental regulations; failure to complete construction of capital projects on time and within budget; the inability to comply with governmental regulations or make capital expenditures to maintain compliance; limited access to capital or significantly higher cost of capital related to illiquidity or uncertainty in the domestic or international financial markets; potential disruption of operations due to accidents, weather events, including as a result of climate change, terrorism or cyberattacks; general domestic and international economic and political developments including armed hostilities, expropriation of assets, and other political, economic or diplomatic developments, including those caused by public health issues and international monetary conditions and exchange controls; changes in governmental policies relating to NGL, crude oil, natural gas, refined petroleum products, or renewable fuels pricing, regulation or taxation, including exports; changes in estimates or projections used to assess fair value of intangible assets, goodwill and property and equipment and/or strategic decisions with respect to our asset portfolio that cause impairment charges; investments required, or reduced demand for products, as a result of environmental rules and regulations; changes in tax, environmental and other laws and regulations (including alternative energy mandates); the operation, financing and distribution decisions of equity affiliates we do not control; and other economic, business, competitive and/or regulatory factors affecting Phillips 66’s and Phillips 66 Partners’ businesses generally as set forth in our filings with the Securities and Exchange Commission. Phillips 66 and Phillips 66 Partners are under no obligation (and expressly disclaim any such obligation) to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

About Phillips 66
Phillips 66 is a diversified energy manufacturing and logistics company. With a portfolio of Midstream, Chemicals, Refining, and Marketing and Specialties businesses, the company processes, transports, stores and markets fuels and products globally. Headquartered in Houston, the company has 14,000 employees committed to safety and operating excellence. Phillips 66 had $57 billion of assets as of June 30, 2021. For more information, visit www.phillips66.com or follow us on Twitter @Phillips66Co.

About Phillips 66 Partners
Headquartered in Houston, Phillips 66 Partners is a master limited partnership formed by Phillips 66 to own, operate, develop and acquire primarily fee-based crude oil, refined petroleum products and natural gas liquids pipelines, terminals and other midstream assets. For more information, visit www.phillips66partners.com.

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CONTACTS
Jeff Dietert (investors)	Shannon Holy (investors)	Thaddeus Herrick (media)
832-765-2297	832-765-2297	855-841-2368
jeff.dietert@p66.com	shannon.m.holy@p66.com	thaddeus.f.herrick@p66.com